82-4847

GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司



2005 Interim Report

10/18

CONTENTS

Financial Highlights 2

Management Discussion and Analysis 3

Business Review

Financial Review

Condensed Consolidated Interim Accounts

Condensed Consolidated Profit and Loss Account 10

Condensed Consolidated Balance Sheet 11

Condensed Consolidated Cash Flow Statement 13

Condensed Consolidated Statement of Changes in Equity 14

Notes to the Condensed Consolidated Interim Accounts 16

Disclosures Pursuant to Chapter 13 of the Listing Rules 51

Other Information 53

Corporate and Investor Relations Information 59

Location Map of Major Property Projects in Guangzhou Urban Area

	Unaudited Six months ended 30th June 2005 HK$'000	2004 Restated HK$'000
Turnover	**1,588,191**	2,274,010
Profit from operations	**685,780**	283,885
Share of profits of		
Jointly controlled entities	**14,534**	252
Associated companies	**103,008**	91,343
Profit attributable to shareholders	**132,434**	111,506
Basic earnings per share	**HK2.08 cents**	HK1.77 cents
Fully diluted earnings per share	**HK2.05 cents**	HK1.73 cents

	30th June 2005 HK$'000	31st December 2004 Restated HK$'000
Total assets	**26,304,706**	24,476,520
Total liabilities (including minority interests)	**18,565,909**	17,486,152
Shareholders' funds	**7,738,797**	6,990,368
Net asset per share	**HK$1.21**	HK$1.10
Gearing ratio	**41%**	43%

BUSINESS REVIEW

Benefited from the increase in the valuation of rental properties and continuous growth in the toll road and newsprint manufacturing business, for the six months ended 30th June 2005, profits attributable to shareholders grew to HK$132 million with an increase of 19 per cent. However, due to changes in the accounting policies on property business, during the period, the turnover of the Group dropped to HK$1,588 million, representing a drop of 30 per cent as compared to the same period in 2004.

Property business

Influenced by the change in the accounting policy of revenue recognition from sale of properties under development, the amount recognized on property sales has drastically decreased. However, benefited from the continuous improvement on the commercial environment in Guangzhou, with continual increase in the level of rents and occupancy ratio for rental properties, the valuation of the Group's rental properties have increased.

During the period, the Group's revenue recognition of property sales on the books changed from the percentage completion method to recognition upon full completion of the project. The floor area of properties sold during the period dropped to 25,000 sq. m., with turnover of HK$277 million, representing a fall of 83 per cent and 75 per cent respectively as compared with the same period last year.

Starting from last year, the Group has implemented the business strategy of "emphasis in both development of residential properties and operation of commercial properties". Through due expansion of the commercial property portfolio, riding on the synergy effect of commercial properties, the earnings from rental properties have achieved stable growth. The newly launched commercial properties, namely Fortune Plaza and Victory Plaza, being promoted with clear market positioning, appealed to a lot of multi-national companies and premium commercial tenants. For instance, among the major tenants of Fortune Plaza there are 2 top ten banks in the world and a famous local department store in Guangzhou has moved into Victory Plaza and set up a new branch store there. For the six months ended 30th June 2005, the aggregate revenue from rental properties in Guangzhou and Hong Kong amounted to HK$244 million, with an increase of 21 per cent as compared to the same period last year. Due to the increase in revenue, valuation of the Group's rental properties increased by HK$663 million.

Other businesses: impressive growth in profitability of toll road business, steady increase in profit from newsprint production business

During the period, the Group's major toll road business recorded a turnover of HK$204 million, with an increase of 7 per cent as compared to the same period last year. During the period, profits attributed to associated companies amounted to HK$103 million, with an increase of 13 per cent as compared to the same period last year. The performance was particularly promising for the jointly controlled entity Northern Second Ring Expressway which benefited from the improvement of adjacent road networks. It boosted profit attributable to jointly controlled entities to HK$14.53 million in the first half of 2005, with a very substantial increase of 57 times as compared with the same period last year.

In the first half of 2005, the domestic market showed strong demand for newsprint and the selling prices rose successively. The newsprint production business of the Group has fully leveraged on this opportunity and recorded after-tax profits of HK$49.02 million, with an increase of 36 per cent as compared to the same period last year. Moreover, the Group has strengthened its internal management control, re-engineered its production processes and tremendously reduced the labour and management cost, resulting in rising corporate profits.

Future Strategies and Prospects

In the first half of 2005, the national GDP in Guangzhou has increased by approximately 11 per cent amounting to RMB 210.3 billion. The economic growth remains lucrative and was higher than the average growth rate of 9.5 per cent for China. Starting from the second half of 2004, the Central Government has implemented a range of economic control measures so as to avoid overheat in the property market. The Group believed that the macro economic revision policies of China will enhance the healthy development of the property market in Guangzhou. The Group has amassed ample business experience of over two decades in Guangzhou. Such experience would enable it to manage and avoid risks of potential policy changes. Based on the foundation built upon the well-established strategy of the year, the Group would, through appropriate adjustment of development and sales plans, further strengthening of our capability in mastering the short-term trend of the market and capitalizing on our competitive advantages, aim at delivering outstanding market performance. During the period, the Group's floor area under construction amounted to approximately 1.2 million sq. m. The Group's residential projects under construction primarily include Jiangnan New Mansion, Binjiang Yi Yuan, Spring Land Garden, Xinghui Ya Yuan and Xinghui Qing Xuan. All of them are located at locations with convenient transportation. With the innovative design, they would bring favourable benefits to the Group. Major commercial projects are discussed below. Yue Xiu City Plaza is located at Dong Feng Chong Road of Guangzhou, with a total construction area of approximately 100,000 sq. m. It has a podium housing financial services, niche retail mall and high end multi-functional business clubs, food and beverages and other commercial facilities. Asia Pacific Century Plaza is adjacent to Citic Plaza, a landmark of Guangzhou, with a total construction area of approximately 220,000 sq. m. It is a large scale integrated property development featuring a super five-star hotel, A-grade office building, shopping arcade and a cultural recreational centre. It is expected that the plaza may become the future super commercial flagship in the central Tianhe district. Two office towers will be constructed on the podium of Victory Plaza, with gross construction area of approximately 90,000 sq. m. This project will be equipped with high tech intelligent facilities which is expected to set new benchmarks for the future market of top grade office buildings in Guangzhou. Yue Xiu New Metropolis Plaza situated in the traditional golden commercial circle of Guangzhou with a total construction area of approximately 80,000 sq. m. is an integrated commercial property sitting on top of the exit of an underground station.

Going forward, Guangzhou tends to rapidly develop various modern service industries, namely logistics, exhibition and convention, finance, intermediary and cultural services so as to upgrade the status and function of Guangzhou as a regional economic centre in Southern China. In the first half of this year, Guangzhou has revised the boundaries of its administrative districts to provide effective room for spatial planning of its economic development. After the adjustment, the demarcation of district territories can be rationalized for the spatial diversification of its industries, whereby optimizing the overall economic layout of Guangzhou. In particular, Nansha, a new district with a real coast-line of Guangzhou, has primarily focused on developing port services, heavy and petro-chemical and mechanical industries. The near term targeted population size for Nansha is around 1 million. The benefits brought about by the establishment of this new district as a new economical belt in the southern part of Guangzhou would become more manifest over time. The Group has substantial land reserves in Nansha, and thus it would greatly benefit from the rapid development of Nansha. This is borne out by the positive sale volume recorded for Southern Le Sand Phase 1 and 2 developed by the Group. Our toll road and newsprint production business would also have room for further development. Overall, the business of our Group is closely aligned with the economic development of Guangzhou, and it would definitely become one of the key beneficiaries from such development. The Group will continuously strengthen its own competitive capability and will bring better returns to its shareholders.

The Board is pleased to announce that a consortium comprising the Company, Guangzhou City Construction & Development Co. Ltd. ("GCCD"), a company in which the Group has a 95% interest, and Guangzhou City Construction & Development Holdings Limited, the party that owns the remaining 5% interest in GCCD, has been successful in the tender for the right to build the West Tower of Zhujiang New City Twin Towers in Guangzhou (the "Project"), which is intended to integrate the various functions of a hotel, conference facilities, sightseeing, tourism and commerce. The Project is expected to be the highest building in Guangzhou. Construction of the Project is expected to commence this year and to be completed in 2009. Further announcement will be made by the Company in respect of the Project as and when appropriate.

FINANCIAL REVIEW

Analysis of results

The turnover of the Group for the six months ended 30th June 2005 was HK$1,588,191,000, representing a decrease of 30 per cent as compared with the corresponding period of 2004. The decrease in turnover was mainly attributable to change of accounting policies in the recognition of revenue derived from sales of the properties under development. The turnover from the transportation and newsprint businesses have increased by 7 per cent and 10 per cent respectively by taking advantage of the continual economic growth in the PRC.

For the Group's property business, pursuant to the HK-Int 3: Revenue - Pre-completion Contracts for the Sale of Development Properties issued by Hong Kong Institute of Certified Public Accountant, the revenue from the sale of development properties is not recognised by using the percentage completion method. Instead, the revenue is recognised upon the completion of projects. Since the properties sales were focused mainly on presale projects and to a lesser extent on completed projects in the first half of 2005, the revenue recorded from sales of properties in the first half of 2005 were HK$276,530,000 as compared to HK$1,108,000,000 as recorded based on the percentage completion method for the corresponding period in 2004. Rental income of properties grew by 21 per cent to HK$244,480,000 as compared with the corresponding period of 2004. The increase was mainly attributable to the rise in the level of rent and occupancy ratio of the Group's commercial properties located in the core regions of Guangzhou City. The Group's toll road business benefited from the gradual improvement of highway network and the natural growth of traffic capacity. The turnover for the first half of 2005 was HK$204,006,000, up by 7 per cent compared with the same period of 2004. Due to strong domestic demand in the newsprint business, unit selling price had recorded an increase. The turnover for the first half of 2005 was HK$616,670,000, representing an increase of 10 per cent compared with the corresponding period of 2004.

In line with the change of the accounting policies in the recognition of revenue derived from the properties sales, the gross profit of the Group declined by 35 per cent to HK$350,573,000 in the first half of 2005 as compared with the same period of last year.

As the Group has adopted measures to tighten the control over cost and expenses, the selling and distribution expenses dropped 13 per cent to HK$55,125,000 in the first half of 2005. Affected by the accounting treatment of share-based payment under the new accounting standard and the provision of bad debts for certain trade receivables, the general and administrative expenses of the Group increased by 38 per cent to HK$279,046,000 in the first half of 2005. With the adoption of the new HKAS 40, a gain on revaluation of investment properties amounted to HK$662,539,000 was recorded during the period.

Owing to the forgone of expenses to be amortised within a period of 5 year in respect of a syndicated loan facilities and the increase of interest rate in the first half of 2005 compared to that of last year, the financial expenses of the Group rose by 51 per cent to HK$114,092,000 in the same period.

The Group's profit attributable to associated companies grew by 13 per cent to HK$103,008,000 in the first half of 2005, which was mainly attributable to the toll road business of Humen Bridge and Northern Ring Road that benefited from the continual economic growth of the Pearl River Delta Region. The share of profit after tax and interest income recorded a growth of 24.1 per cent and 15 per cent respectively. Northern Second Ring Expressway being benefited from the opening of Jing Zhu Expressway, Guanghui Expressway and New Guangzhou Airport, the profit attributable to jointly controlled entities was HK$14,534,000 in the first half of 2005, representing a substantial increase of 57 times compared with the corresponding period of last year.

For the six months ended 30th June 2005, the profit before tax of the Group was HK$689,230,000, representing an increase of 130 per cent over the corresponding period as a result of the gain on revaluation of investment properties.

For the six months ended 30th June 2005, the taxation including deferred tax of the Group was HK$327,893,000, representing an increase of 465 per cent over the corresponding period of last year.

For the six months ended 30th June 2005, the profit after tax of the Group was HK$361,337,000, representing an increase of 49 per cent over the corresponding period of last year as a result of the benefits derived from the gain on revaluation of investment properties.

For the six months ended 30th June 2005, the minority interest was increased by 75 per cent to HK$228,903,000 as a result of the substantial increase of profit after tax.

For the six months ended 30th June, 2005, the profit attributable to the equity holders of the Company was increased by 19 per cent to HK$132,434,000. Basic earnings per share was HK2.08 cents, up by 18 per cent compared with the corresponding period of 2004.

Interim dividend

The board of directors of the Company has resolved to declare an interim dividend for 2005 of HK$0.01 (2004: HK$0.0083) per share payable on 8th November 2005 to shareholders whose names appear on the register of members on 28th October 2005. Interim dividend pay out ratio will be 48 per cent.

Earnings per share

	Six months ended 30th June	
	2005	2004 Restated
Weighted average number of shares in issue	**6,362,643,190**	6,300,120,794
Profit attributable to shareholders (HK$)	**132,434,000**	111,506,000
Basic earnings per share (HK cents)	**2.08**	1.77
Fully diluted earnings per share (HK cents)	**2.05**	1.73

Total issued shares outstanding as at 30th June 2005 was 6,379,125,914 shares.

Liquidity and capital resources

As at 30th June 2005, the Group had bank deposits and cash including charged bank deposits amounted to HK$1,270 million (2004: HK$902 million), of which the majority was RMB dollars.

As at 30th June 2005, the Group had outstanding bank borrowings excluding bank overdrafts ("Bank Borrowings") of approximately HK$5,341 million (2004: HK$5,170 million), of which about 44 per cent of the Bank Borrowings was denominated in RMB with the remaining in HK dollars.

The following table shows the repayment schedule of the Bank Borrowings:

Repayable within

	HK$'000
One year	1,597,302
One to two years	768,277
Two to five years	2,975,098
Total	5,340,677

Approximately 30 per cent of the Bank Borrowings are repayable within one year, of which 84 per cent is RMB loans.

Treasury policies

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for refinancing and business growth. In addition, currency and interest rate exposure are actively managed on a conservative basis.

On 30th May 2005, the Group secured a HK$3.8 billion 5-year term loan facility to refinance existing bank borrowings with an appropriate level of working capital for business growth.

The Group's financing activities continue to be well received and fully supported by its bankers. The Group will consider new financing while maintaining an appropriate level of gearing in anticipation of new investments or maturity of bank loans..

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilizing forward contracts and interest rate and currency swaps.

The Group's borrowings will be mostly in HK dollar and hence exposed to exchange rate risk associated with market movement against RMB income. Fluctuation in interest rate could also increase the cost of borrowings as they are currently exposed to floating LIBOR basis. Interest rate and currency swap facilities have been put in place for the Group to mitigate the interest and exchange rate risks, where appropriate and at times of interest rate and exchange rate uncertainty or volatile, the Group will consider utilizing plain vanilla hedging instrument to minimize the risks of underlying exposures.

Capital expenditures and investments

In the first half of 2005, the Group had a capital expenditure and investment amounting to approximately HK$52.6 million for the equity capital contribution to a jointly controlled entity, the Guangzhou Western Second Ring Expressway Company Limited ("GWSR Expressway Company"). Capital expenditures incurred on the purchase of fixed assets and production facilities amounted to approximately HK$187 million.

Capital and other commitments

As at 30th June 2005, the Group had an equity capital balance commitment to GWSR Expressway of RMB206.5 million (equivalent to approximately HK$193.9 million). This balance would be paid in stages upon further approval by the board of directors of GWSR Expressway Company.

Contingent Liabilities

As at 30th June 2005, the Group had arranged bank financing for certain purchasers of property units and provided guarantees to secure obligation for repayment of loans amounted to HK$126 million (2004: HK$250 million).

Capital structure

The following table summarises the components of the Group's capital structure:

	30th June 2005		31st December 2004 (Restated)	
	HK$'000	**%**	HK$'000	%
Bank Borrowings (floating rates)				
Denominated in RMB	**2,360,677**	**18**	2,382,496	20
Denominated in US dollars	**—**	**—**	117,000	1
Denominated in HK dollars	**2,980,000**	**23**	2,670,231	22
Total Bank Borrowings	**5,340,677**	**41**	5,169,727	43
Shareholders' funds	**7,738,797**	**59**	6,990,368	57
Total capitalization	**13,079,474**	**100**	12,160,095	100
Gearing Ratio	**41%**		43%	

Interest Coverage

Interest coverage was 3.7 times (2004 Restated: 7.4 times) for the first half of 2005 measuring on the operating profit after share of profit less losses of associated companies and jointly controlled entities and adjusted for non-cash items. The drop in interest coverage was mainly caused by the increase of interest expenses during the period.

Employees

As at 30th June 2005, the Group had approximately 7,250 employees, of whom approximately 7,120 employees were primarily engaging in the properties, toll roads and newsprint businesses.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

For the six months ended 30th June 2005

	Note	Unaudited Six months ended 30th June **2005** **HK$'000**	2004 Restated HK$'000
Turnover	6	**1,588,191**	2,274,010
Cost of sales	7	**(1,237,618)**	(1,734,213)
Gross profit		**350,573**	539,797
Other revenues		**6,839**	9,795
Selling and distribution expenses	7	**(55,125)**	(63,168)
General and administrative expenses	7	**(279,046)**	(202,539)
Revaluation surplus on investment properties		**662,539**	—
Profit from operations		**685,780**	283,885
Finance costs		**(114,092)**	(75,463)
Share of profits less losses of			
Jointly controlled entities		**14,534**	252
Associated companies		**103,008**	91,343
Profit before taxation		**689,230**	300,017
Taxation	8	**(327,893)**	(58,057)
Profit for the period		**361,337**	241,960
Attributable to			
Equity holders of the Company		**132,434**	111,506
Minority interests		**228,903**	130,454
		361,337	241,960
Earnings per share for profit attributable to the equity holders of the Company during the period	9		
— Basic		**HK2.08 cents**	HK1.77 cents
— Diluted		**HK2.05 cents**	HK1.73 cents
Interim dividend	10	**64,028**	52,531

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June 2005 and 31st December 2004

	Note	As at 30th June 2005 Unaudited HK$'000	31st December 2004 Restated HK$'000
ASSETS			
Non-current assets			
Interests in toll highways and bridges	11	**1,951,634**	2,001,376
Other intangible assets	11	**45,365**	(489,960)
Fixed assets	11	**1,375,794**	1,351,358
Investment properties	11	**5,458,801**	4,775,305
Leasehold land and land use rights	11	**3,124,223**	3,291,022
Interests in jointly controlled entities		**739,254**	643,437
Interests in associated companies		**1,775,477**	1,760,348
Deferred tax assets	20	**56,538**	56,199
Other receivables-non current portion		**104,900**	104,900
Available-for-sale financial assets	12	**387,380**	—
Other investments		**—**	261,347
		15,019,366	13,755,332
Current assets			
Properties held for/under development		**4,090,234**	3,567,636
Properties held for sale		**1,079,953**	1,235,566
Leasehold land and land use rights	11	**3,738,029**	3,766,295
Inventories		**208,816**	195,288
Amount due from related companies		**1,219**	3,234
Trade receivables	13	**427,637**	457,868
Other receivables, prepayments and deposits		**469,692**	593,644
Charged bank deposits		**91,586**	70,747
Bank balances and cash		**1,178,174**	830,910
		11,285,340	10,721,188

As at 30th June 2005 and 31st December 2004

	Note	As at 30th June 2005 Unaudited HK$'000	31st December 2004 Restated HK$'000
LIABILITIES			
Current liabilities			
Trade payables	14	**358,974**	414,493
Land premium payables		**785,685**	729,410
Other payables and accrued charges		**3,657,210**	3,054,229
Amounts due to jointly controlled entities		**120,661**	123,442
Amounts due to associated companies		**112,150**	112,150
Amounts due to minority shareholders		**149,092**	186,831
Borrowings	15	**1,607,449**	2,046,850
Derivative financial instruments	16	**33,228**	29,021
Taxation payable		**96,479**	133,798
		6,920,928	6,830,224
Net current assets		**4,364,412**	3,890,964
Total assets less current liabilities		**19,383,778**	17,646,296
Non-current liabilities			
Borrowings	15	**4,590,722**	4,038,412
Deferred tax liabilities	20	**3,469,419**	3,159,380
		8,060,141	7,197,792
Net assets		**11,323,637**	10,448,504
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	17	**637,913**	635,160
Other reserves	19	**5,918,499**	5,770,281
Retained earnings	19		
— Proposed dividend		**64,028**	57,266
— Others		**1,118,357**	527,661
		7,738,797	6,990,368
Minority interests		**3,584,840**	3,458,136
Total equity		**11,323,637**	10,448,504

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2005

	Unaudited Six months ended 30th June	
	2005	2004 Restated
	HK$000	HK$000
Net cash inflow generated from operating activities	**546,185**	743,708
Net cash outflow from investing activities	**(167,292)**	(128,625)
Net cash outflow from financing activities	**(15,799)**	(684,277)
Increase/(decrease) in cash and cash equivalents	**363,094**	(69,194)
Cash and cash equivalents at 1st January	**806,147**	1,035,808
Cash and cash equivalents at 30th June	**1,169,241**	966,614
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**1,178,174**	991,992
Bank overdrafts	**(8,933)**	(25,378)
	1,169,241	966,614

For the six months ended 30th June 2005

		Unaudited			
		Attributable to equity holders of the Company			
	Note	**Share capital** HK$'000	**Reserves** HK$'000	**Minority interest** HK$'000	**Total** HK$'000
Balance at 1st January 2005, as previously reported as equity		635,160	6,599,141	—	7,234,301
Balance at 1st January 2005, as previously separately reported as minority interests		—	—	3,467,807	3,467,807
Amortisation of leasehold land and land use rights	19	—	(459,085)	(18,904)	(477,989)
Adjustment for deferred tax arising from the revaluation of investment properties	19	—	215,152	9,233	224,385
Balance at 1st January 2005, as restated		635,160	6,355,208	3,458,136	10,448,504
Opening adjustment on adoption of HKAS 39	19	—	134,387	6,066	140,453
Opening adjustment on adoption of HKFRS 3	19	—	529,685	5,640	535,325
Balance at 1st January 2005 after opening adjustment, as restated		635,160	7,019,280	3,469,842	11,124,282
Currency translation differences	19	—	2,695	1,062	3,757
Decrease in fair value of available-for-sale financial assets	19	—	(21,673)	(43,964)	(65,637)
Net expenses recognised directly in equity		—	(18,978)	(42,902)	(61,880)
Profit for the period		—	132,434	228,903	361,337
Total recognised income for the six months ended 30th June 2005		—	113,456	186,001	299,457
Employees share option scheme - value of employee services	19	—	15,126	—	15,126
Issue of share capital	17 & 19	2,753	10,350	—	13,103
Dividend relating to 2004	19	—	(57,328)	(71,003)	(128,331)
		2,753	(31,852)	(71,003)	(100,102)
Balance at 30th June 2005		637,913	7,100,884	3,584,840	11,323,637

For the six months ended 30th June 2005

		Unaudited			
		Attributable to equity holders of the Company			
	Note	Share capital HK$'000	Reserves HK$'000	Minority interest HK$'000	Total HK$'000
Balance at 1st January 2004, as previously reported as equity		624,872	6,344,488	—	6,969,360
Balance at 1st January 2004, as previously separately reported as minority interest		—	—	3,374,822	3,374,822
Amortisation of leasehold land and land use rights	19	—	(421,230)	(16,209)	(437,439)
Adjustment for deferred tax arising from the revaluation of investment properties	19	—	216,413	9,220	225,633
Balance at 1st January 2004, as restated		624,872	6,139,671	3,367,833	10,132,376
Currency translation differences	19	—	(496)	(170)	(666)
Release of reserve upon disposal of properties held for sale	19	—	(8,933)	—	(8,933)
Net expenses recognised directly in equity		—	(9,429)	(170)	(9,599)
Profit for the period		—	111,506	130,454	241,960
Total recognised income for the six months ended 30th June 2004		—	102,077	130,284	232,361
Employees share option schemes - value of employee services	19	—	6,223	—	6,223
Issue of share capital	17 & 19	7,369	22,536	—	29,905
Deemed acquisition of a subsidiary		—	—	27,822	27,822
Dividend relating to 2003	19	—	(68,123)	(179,034)	(247,157)
		7,369	(39,364)	(151,212)	(183,207)
Balance at 30th June 2004		632,241	6,202,384	3,346,905	10,181,530

1 Basis of preparation and accounting policies

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim accounts should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31st December 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1st January 2005.

These interim financial information have been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing these accounts. The HKFRS standards and interpretations that will be applicable at 31st December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2 Change in accounting policies

(a) Effect of adopting new HKFRS

In 2005, the Group adopted the new/revised HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases — Incentives
HKAS-Int 21	Income Taxes — Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK-Int 3	Revenue — Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases

2 Change in accounting policies (cont'd)

(a) Effect of adopting new HKFRS (cont'd)

The adoption of new/revised HKASs 1, 8, 16, 21, 24 and HKAS-Int 15 and HK-Int 4 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and jointly controlled entities and other disclosures.
- HKASs 8,16 and HKAS-Int 15 and HK-Int 4 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group's entities have the same functional currency as the presentation currency for respective entity financial statements.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The adoption of HKAS 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of investment properties of which the changes in fair values are recorded in the profit and loss account as part of other income. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the profit and loss account.

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use or through use and subsequent sale. In prior years, the carrying amount of that asset was expected to be recovered through sale.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2004, the provision of share options to employees did not result in an expense in the profit and loss accounts. Effective on 1st January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1st January 2005 was expensed retrospectively in the income statement of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. Until 31st December 2004, goodwill was amortised on a straight-line basis over a maximum period of 20 years and assessed for an indication of impairment at each balance sheet date.

2 Change in accounting policies (cont'd)

(a) Effect of adopting new HKFRS (cont'd)

In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1st January 2005 and the accumulated amortisation as at 31st December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ending 31st December 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment. The carrying amount of negative goodwill as at 1st January 2005 has been derecognised at 1st January 2005 with a corresponding adjustment to the opening balance of retained earnings.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment has resulted from this reassessment.

The adoption of HK-Int 3 has resulted in a change in the accounting policy relating to revenue recognition arising from pre-completion contracts for the sale of properties under development for sale. Such revenue is recognised only upon completion of sale agreement, which refers to the time when properties are completed and delivered to the buyers. In prior years, the percentage of completion method was used as the policy to recognise revenue arising from pre-completion contracts for the sale of properties under development for sale.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 16 under which the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transaction;
- HKAS 21 which requires prospective application for accounting goodwill and fair value adjustments as part of foreign operations;
- HKAS 39 which does not permit recognition, decognition and measurement of financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" to other investments for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39, if any, are determined and recognised at 1st January 2005;
- revised HKAS 40 since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment should be made to the retained earnings as at 1st January 2005, including the reclassification of any amount held in revaluation surplus for investment property;
- HKAS-Int 15 which does not require the recognition of incentives for leases beginning before 1st January 2005;
- HKFRS 2 which only requires retrospective application for all equity instruments granted after 7th November 2002 and not vested at 1st January 2005; and
- HKFRS 3 which is applied prospectively after the adoption date.

2 Change in accounting policies (cont'd)

(b) The impact of changes in accounting policies to the Group

The following is a summary of the effect of changes in the accounting policies described above on equity as at 1st January 2005 and results and earnings per share for the six months 30th June 2004:

Equity	**Increase/ (decrease)** **As at 1st January 2005** **HK$'000**
Amortisation of leasehold land and land use rights (note i)	**(477,989)**
Revaluation surplus of financial assets (note ii)	**140,453**
Decrease in deferred tax on change of basis of recovery of revalued assets (note iii)	**224,385**
De-recognition of negative goodwill (note v)	**535,325**
	422,174

Results	For the six months ended 30th June 2004 HK$'000
Amortisation of leasehold land and land use rights (note i)	(15,682)
Expenses related to share option schemes (note iv)	(6,223)
	(21,905)
Attributable to:	
Equity holders of the Company	(19,699)
Minority interests	(2,206)
	(21,905)

Earnings per share	For the six months ended 30th June 2004 HK cents
Basic and diluted	
Amortisation of leasehold land and land use rights (note i)	(0.21)
Expenses related to share option schemes (note iv)	(0.10)
	(0.31)

2 Change in accounting policies (cont'd)

(b) The impact of changes in accounting policies to the Group (cont'd)

The following is a summary of the effect of changes in the accounting policies described above on individual accounting caption:

Increase/(decrease)	(note i) Effect on adoption of HKAS 17	(note ii) Effect on adoption of HKAS 39	(note iii) Effect on adoption of HKAS-Int 21	(note iv) Effect on adoption of HKFRS 2	(note v) Effect on adoption of HKFRS 3	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Profit and loss account items for the six months ended 30th June 2004						
Cost of sales	23,901	—	—	—	—	23,901
Administrative expenses	3,527	—	—	6,223	—	9,750
Taxation	(11,746)	—	—	—	—	(11,746)
Minority interests	(2,206)	—	—	—	—	(2,206)
Earnings per share						
— basic (HK cents)	(0.21)	—	—	(0.10)	—	(0.31)
— diluted (HK cents)	(0.21)			(0.10)		(0.31)
Balance sheet items as at 1st January 2005						
Fixed assets	(89,967)	—	—	—	—	(89,967)
Leasehold land and land use rights						
— non-current portion	3,291,022	—	—	—	—	3,291,022
Other intangible assets	—	—	—	—	535,325	535,325
Interest in jointly controlled entities	(3,280)	—	—	—	—	(3,280)
Available-for-sales financial assets	—	456,231	—	—	—	456,231
Other investments	—	(261,347)	—	—	—	(261,347)
Properties held for/under development	(6,734,381)	—	—	—	—	(6,734,381)
Properties held for sale	(954,192)	—	—	—	—	(954,192)
Leasehold land and land use rights						
— current portion	3,766,295	—	—	—	—	3,766,295
Other receivables, prepayments and deposits	—	15,008	—	—	—	15,008
Total assets	(724,503)	209,892	—	—	535,325	20,714
Deferred tax liabilities	(246,514)	69,439	(224,385)	—	—	(401,460)
Total liabilities	(246,514)	69,439	(224,385)	—	—	(401,460)
Net assets	(477,989)	140,453	224,385	—	535,325	422,174
Reserves	(459,085)	134,387	215,152	—	529,685	420,139
Minority interests	(18,904)	6,066	9,233	—	5,640	2,035
Total equity	(477,989)	140,453	224,385	—	535,325	422,174

2 Change in accounting policies (cont'd)

(b) The impact of changes in accounting policies to the Group (cont'd)

The adoption of HK-Int 3 has resulted in a change in the accounting policy relating to revenue recognition arising from pre-completion contracts for the sale of properties under development for sale and the effect for the consolidated balance sheet as at 30th June 2005 and consolidated profit and loss account for the six months ended 30th June 2005 are as follows:

	As at 30th June 2005 HK'000
Increase in properties under development	**394,476**

	For the six month ended 30th June 2005 HK'000
Decrease in sales	**543,030**
Decrease in cost of sales	**394,476**
Decrease in taxation	**49,023**
Decrease in earnings per share (HK cents)	**1.52**
Decrease in diluted earnings per share (HK cents)	**1.50**

3 New Accounting Policies

The accounting policies used for the condensed consolidated accounts for the six months ended 30th June 2005 are the same as those set out in note 1 to the 2004 annual accounts except for the following:

3.1 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The Company and its Hong Kong subsidiaries maintain their books and records in Hong Kong Dollars while all other major group companies maintain their books and record in RMB. The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

3 New Accounting Policies (cont'd)

3.1 Foreign currency translation (cont'd)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3 New Accounting Policies (cont'd)

3.2 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the profit and loss account.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognized in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognized in the income statement.

3.3 Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/ associated company/jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and jointly controlled entities is included in respective investments. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

If the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised exceeds the cost of the business combination, the Group will:

— reassess the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination; and

— recognise immediately in profit and loss account any excess remaining after that reassessment.

3 New Accounting Policies (cont'd)

3.4 Impairment of assets

Assets that have an indefinite useful life are not subject to amortization, which are at least tested annually for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

3.5 Investments

From 1st January 2004 to 31st December 2004:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as other investments.

Other investments held for long term are stated at cost less accumulated impairment losses. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair value have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

If the rights and interest in investments are to be surrendered by the Group upon the termination of related joint venture period, amortisation is provided to write off its cost over the joint venture period on a straight-line basis. The results of other investments are accounted for on the basis of dividends received and receivable.

From 1st January 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

3 New Accounting Policies (cont'd)

3.5 Investments (cont'd)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement — is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

3.6 Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

4 Financial risk management

4.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow interest-rate risk.

(a) *Foreign exchange risk*

Certain of the subsidiaries of the Group operates in Mainland China with most of the transactions denominated in Renminbi. The Group is exposed to foreign exchange risk arising from the exposure of Renminbi against Hong Kong dollars. It has not hedged its foreign exchange rate risk.

In addition, the conversion of Renminbi into foreign currencies is subject to the rules and regulations of the foreign exchange control promulgated by the Mainland China government.

(b) *Credit risk*

The Group has no significant concentrations of credit risk. The carrying amount of the trade receivables included in the consolidated balance sheets represents the Group's maximum exposure to credit risk in relation to its financial assets.

(c) *Liquidity risk*

The Group ensures that it maintains sufficient cash and credit lines to meet its liquidity requirements.

(d) *Cash flow and fair value interest rate risk*

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. It has not hedged its cash flow and fair value interest rate risk.

4.2 Fair value estimation

The nominal value less estimated credit adjustments of accounts receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5 Critical accounting estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets or liabilities are discussed below.

(a) *Definition of interests in toll highways and bridges*

Interests in toll highways and bridges of the Group and investee companies comprise tangible infrastructures and intangible operating rights. Depreciation of tangible infrastructures is calculated to write off their costs on a units-of-usage basis based on the traffic volume for a particular period over the projected total traffic volume throughout the life of the assets.

The Group reviews regularly the projected total traffic volume throughout the life of the respective assets, and if it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustment will be made should there be a material change.

At present, the range of annual traffic growth rates that have been projected for individual toll highways and bridges is around 2 per cent to 5 per cent.

(b) *Estimated impairment of goodwill*

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3.3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(c) *Estimated impairment of properties and equipment, investment properties, leasehold land and land use rights and properties under development for long-term investment*

Properties and equipment, investment properties, leasehold land and land use rights and properties under development for long-term investment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of properties and equipment, leasehold land and land use rights and properties under development for long-term investment have been determined based on value-in-use calculations; while that of investment properties has been determined with reference to independent valuations. These calculation and valuations require the use of judgement and estimates.

(d) *Estimated write-downs of properties under development for sale and completed properties for sale*

The Group writes down properties under development for sale and completed properties for sale to net realisable value based on assessment of the realisability of properties under development for sale and completed properties for sale. Write-downs are recorded where events or changes in circumstances indicate that the balances may not be realised. The identification of write-downs requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact carrying value and write-downs of properties under development for sale and completed properties for sale in the periods in which such estimate is changed.

5 Critical accounting estimates and assumptions (cont'd)

5.1 Critical accounting estimates and assumptions (cont'd)

(e) *Estimate of fair value of investment properties*

The best evidence of fair value is current prices in an active market for similar lease and other contracts. The Group employed an independent firm of professional surveyor, Greater China Appraisal Limited, to determine the open market values for the investment properties of the Group.

In the absence of such information, the Group determines the amount within a range of reasonable fair value estimates. In making its judgment, the Group considers information from a variety of sources including:

i) current prices in an active market for properties of different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences.

ii) recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

iii) discounted cash flow projections based on reliable estimates of future cash flows, derived from the terms of any existing lease and other contracts, and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

If information on current or recent prices of investment properties is not available, the fair values of investment properties are determined using discounted cash flow valuation techniques. The Group uses assumptions that are mainly based on market conditions existing at each balance date.

The principal assumptions underlying management's estimation of fair value are those related to: the receipt of contractual rentals; expected future market rentals; void periods; maintenance requirements; and appropriate discount rates. These valuations are regularly compared to actual market yield data, and actual transactions by the Group and those reported by the market.

The expected future market rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

(f) *Estimate of fair value of share-based options*

The Group has taken advantage of the transitional provisions of HKFRS 2 to apply the standard to grants of share options after 7th November 2002 and had not yet vested at 1st January 2005. Share options vested before 1st January 2005 totalling 230,790,200 were not included in the calculation of fair value of options granted.

The fair value of options granted was determined using the Black-Scholes valuation model which was performed by an independent valuer, Greater China Appraisal Limited. The significant inputs into the model were share price at the grant date, exercise price, standard deviation of expected share price returns, expected life of options, expected dividend paid out rate and annual risk-free rate. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over one year before the option granted date.

5 Critical accounting estimates and assumptions (cont'd)

5.1 Critical accounting estimates and assumptions (cont'd)

(g) Current taxation and deferred taxation

The Group is subject to taxation in Mainland China and Hong Kong. Significant judgement is required in determining the amount of the provision for taxation and the timing of payment of the related taxations. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the periods in which such determination are made.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. Where the expectation is different from the original estimate, such differences will impact the recognition of deferred taxation assets and taxation in the periods in which such estimate is changed.

5.2 Critical judgements in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgement, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgement.

6 Segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint. Turnover and segment results for the period are as follows:

Primary reporting format — business segments

The Group operates mainly in Hong Kong and Mainland of China ("China") and in three main business segments:

— Properties - development, selling and management of properties and holding of investment properties

— Toll operations - development, operation and management of toll highways and bridges

— Paper - manufacturing and selling of newsprint

There are no significant sales between the business segments.

6 Segment information (cont'd)

Secondary reporting format — geographical segments

The Group's three business segments are mainly managed in Hong Kong and China:

Hong Kong — properties
China — properties, paper and toll operations
Others — properties

There are no significant sales between the geographical segments.

Primary reporting format — business segments

	Six months ended 30th June							
	Toll operations		Properties		Paper		Group	
	2005	2004 Restated	**2005**	2004 Restated	**2005**	2004 Restated	**2005**	2004 Restated
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Turnover	**204,006**	191,002	**767,512**	1,520,151	**616,673**	562,857	**1,588,191**	2,274,010
Segment results	**87,926**	70,925	**551,399**	181,094	**68,505**	52,493	**707,830**	304,512
Interest income							**3,789**	3,077
Unallocated operation costs							**(25,839)**	(23,704)
Finance costs							**(114,092)**	(75,463)
Share of profits less losses of:								
— Jointly controlled entities	**20,008**	252	**(5,474)**	—	**—**	—	**14,534**	252
— Associated companies	**103,008**	91,035	**—**	308	**—**	—	**103,008**	91,343
Profit before taxation							**689,230**	300,017
Taxation							**(327,893)**	(58,057)
Profit for the period							**361,337**	241,960
Capital expenditure	**1,309**	4,404	**84,350**	542	**101,569**	30,558	**187,228**	35,504
Depreciation and amortisation	**52,057**	56,883	**79,094**	66,807	**57,964**	61,332	**189,115**	185,022

6 Segment information (cont'd)

Primary reporting format — business segments (cont'd)

	As at 30th June 2005 and 31st December 2004							
	Toll operations		Properties		Paper		Group	
	30th June 2005 HK$'000	31st December 2004 Restated HK$'000	30th June 2005 HK$'000	31st December 2004 Restated HK$'000	30th June 2005 HK$'000	31st December 2004 Restated HK$'000	30th June 2005 HK$'000	31st December 2004 Restated HK$'000
Segment assets	**2,120,203**	2,229,404	**18,684,566**	17,331,255	**1,592,434**	1,495,642	**22,397,203**	21,056,301
Interests in jointly controlled entities	**495,482**	422,892	**243,772**	220,545	**—**	—	**739,254**	643,437
Interests in associated companies	**1,686,656**	1,671,842	**88,821**	88,506	**—**	—	**1,775,477**	1,760,348
Unallocated assets							**1,392,772**	1,016,434
Total assets							**26,304,706**	24,476,520
Segment liabilities	**722,574**	768,172	**10,401,586**	9,430,464	**589,427**	506,246	**11,713,587**	10,704,882
Unallocated liabilities							**3,267,482**	3,323,134
Total liabilities							**14,981,069**	14,028,016

Secondary reporting format — geographical segments

	For the six months ended 30th June				As at 30th June 2005 and 31st December 2004	
	Turnover		Capital expenditure		Total assets	
	2005 HK$'000	2004 Restated HK$'000	2005 HK$'000	2004 Restated HK$'000	30 June 2005 HK$'000	31st December 2004 Restated HK$'000
Hong Kong	**82,853**	392,883	**1,686**	925	**1,319,396**	1,362,281
China	**1,504,457**	1,856,258	**185,533**	34,579	**23,558,495**	22,051,223
Overseas	**881**	24,869	**9**	—	**34,043**	46,582
	1,588,191	2,274,010	**187,228**	35,504	**24,911,934**	23,460,086
Unallocated asset					**1,392,772**	1,016,434
Total assets					**26,304,706**	24,476,520

7 Expenses by nature

Expenses included in cost of sales, selling and distribution expenses and general and administrative expenses are analysed as follows:

	Six months ended 30th June	
	2005	2004 Restated
	HK$'000	HK$'000
Charging		
Advertising expenses	**43,275**	43,630
Cost of inventories sold	**966,073**	1,520,737
Direct operating expenses arising from investment properties that generate rental income	**73,338**	44,573
Depreciation:		
- Owned fixed assets	**79,659**	68,474
- Leased fixed assets	**13**	13
Amortisation/depreciation of interests in toll highways and bridges	**50,779**	50,696
Amortisation of leasehold land and land use right		
- included in cost of sales	**54,775**	61,820
- included in administrative expenses	**3,889**	4,019
Derivative instruments – interest rate swap not qualifying as hedge	**4,206**	7,173
Provision for impairment in value of fixed assets	**10,418**	—
Write-down of properties held for/under development to net realisable value	**31,850**	—
Staff costs		
- Wages and salaries (including directors' remuneration)	**98,195**	93,198
- Pension costs – defined contribution plans	**8,475**	7,545
- Medical benefits costs	**2,050**	3,501
- Social security costs	**11,472**	8,093
- Termination benefits	**874**	6,349
- Staff welfare	**7,071**	9,051
- Share option granted to directors and employees	**15,126**	6,223
Operating leases		
- Hire of plant and workshops	**8,107**	8,184
- Land and buildings	**37,336**	25,643
Provision for doubtful debts	**49,272**	2,891
Net exchange loss	**1,517**	—

8 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2004: 17.5 per cent) on the estimated assessable profit for the period.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in Mainland China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent. Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year followed by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditure.

(d) The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June	
	2005	2004 Restated
	HK$'000	HK$'000
Current taxation		
— Hong Kong profits tax	**809**	1,086
— Underprovision in prior years	**5,545**	—
— China enterprise income tax	**33,821**	48,785
— China land appreciation tax	**2,210**	8,695
Deferred taxation in relation to the origination and reversal of temporary differences	**285,508**	(509)
	327,893	58,057

Share of China enterprise income taxation attributable to the following are included in the profit and loss account as share of results of associated companies and jointly controlled entities:

	Six months ended 30th June	
	2005	2004 Restated
	HK$'000	HK$'000
Associated companies		
— current taxation	**8,521**	7,138
— deferred taxation	**5,648**	5,794
Jointly controlled entities		
— current taxation	**602**	—
— deferred taxation	**1,668**	1,748

9 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30th June	
	2005	2004 Restated
Profit attributable to equity holders of the Company (HK$'000)	**132,434**	111,506
Weighted average number of ordinary shares in issue ('000)	**6,362,643**	6,300,121
Basic earnings per share (HK cents)	**2.08**	1.77

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options outstanding during the period which are dilutive potential ordinary shares. Calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average daily market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30th June	
	2005	2004 Restated
Profit attributable to equity holders of the Company (HK$'000)	**132,434**	111,506
Weighted average number of ordinary shares in issue ('000)	**6,362,643**	6,300,121
Adjustments for - share options ('000)	**96,957**	131,390
Weighted average number of ordinary shares for diluted earnings per share ('000)	**6,459,600**	6,431,511
Diluted earnings per share (HK cents)	**2.05**	1.73

10 Dividend

	Six months ended 30th June	
	2005 **HK$'000**	2004 HK$'000
2005 interim, proposed of HK$0.01 (2004: HK$0.0083) per share	**64,028**	52,531

11 Capital expenditure

	Other intangible assets			Interests in toll highways and bridges					
	Goodwill on acquisition of subsidiaries	Negative goodwill on acquisition of subsidiaries	Total	Intangible Operating rights	Tangible infrastructure	Total	Fixed assets	Investment properties	Leasehold land and land use right
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Opening net book value at 1st January 2005, as previously reported	45,365	(535,325)	(489,960)	1,665,040	336,336	2,001,376	1,441,325	4,775,305	—
Effect of changes in accounting policies	—	—	—	—	—	—	(89,967)	—	7,057,317
Opening net book value at 1st January 2005, as restated	45,365	(535,325)	(489,960)	1,665,040	336,336	2,001,376	1,351,358	4,775,305	7,057,317
Opening adjustments on adoption of HKFRS 3	—	535,325	535,325	—	—	—	—	—	—
Net book value at 1st January 2005 after opening adjustments	45,365	—	45,365	1,665,040	336,336	2,001,376	1,351,358	4,775,305	7,057,317
Additions	—	—	—	1,037	—	1,037	123,266	62,925	—
Disposals	—	—	—	—	—	—	(51,501)	(178,824)	(89,163)
Revaluation surplus	—	—	—	—	—	—	—	662,539	—
Transfers from properties held for sales	—	—	—	—	—	—	33,376	88,584	—
Transfers	—	—	—	—	—	—	(1,033)	48,272	(47,238)
Depreciation/amortisation for the period	—	—	—	(44,473)	(6,306)	(50,779)	(79,672)	—	(58,664)
Closing net book value at 30th June 2005	45,365	—	45,365	1,621,604	330,030	1,951,634	1,375,794	5,458,801	6,862,252
Analysis as:									
Non-current									3,124,223
Current									3,738,029
									6,862,252

Note: Majority of leasehold land and land use rights and investment properties of the Group are located in China.

11 Capital expenditure (cont'd)

	Other intangible assets			Interests in toll highways and bridges					
	Goodwill on acquisition of subsidiaries	Negative goodwill on acquisition of subsidiaries	Total	Intangible Operating rights	Tangible infrastructure	Total	Fixed assets	Investment properties	Leasehold land and land use right
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Opening net book value at 1st January 2004, as previously reported	49,039	(584,292)	(535,253)	1,750,864	348,783	2,099,647	1,405,545	4,845,537	—
Effect of changes in accounting policies	—	—	—	—	—	—	(99,278)	—	8,143,566
Opening net book value at 1st January 2004, as restated	49,039	(584,292)	(535,253)	1,750,864	348,783	2,099,647	1,306,267	4,845,537	8,143,566
Additions	—	—	—	85	—	85	35,419	—	—
Disposals	—	—	—	—	—	—	(1,634)	(28,406)	(317,482)
Depreciation/amortisation for the period	(1,590)	16,553	14,963	(44,472)	(6,224)	(50,696)	(68,487)	—	(65,839)
Closing net book value at 30th June 2004	47,449	(567,739)	(520,290)	1,706,477	342,559	2,049,036	1,271,565	4,817,131	7,760,245
Additions	—	—	—	3,035	—	3,035	41,116	122,978	—
Transfer (to)/from properties held for/under development	—	—	—	—	—	—	46,260	(261,873)	—
Revaluation surplus	—	—	—	—	—	—	—	76,750	—
Disposals	—	—	—	—	—	—	(16,368)	—	(550,389)
Transfer	—	—	—	—	—	—	78,444	20,319	(98,763)
Depreciation/amortisation for the period	(2,084)	32,414	30,330	(44,472)	(6,223)	(50,695)	(69,659)	—	(53,776)
Closing net book value at 31st December 2004	45,365	(535,325)	(489,960)	1,665,040	336,336	2,001,376	1,351,358	4,775,305	7,057,317
Analysis as:									
Non-current									3,291,022
Current									3,766,295
									7,057,317

12 Available-for-sale financial assets

	30th June 2005 HK$'000
At the beginning of the period	**456,231**
Additions	**463**
Decrease in fair value charged to equity	**(65,002)**
Impairment losses	**(2,673)**
Disposals	**(1,639)**
At the end of the period	**387,380**

Balances represent financial assets of unlisted securities stated at market value at 30th June 2005.

13 Trade receivables

The Group has defined credit policies for different business segments and markets. The credit terms of the Group are generally within three to six months. The ageing analysis of the trade receivables is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
0 - 30 days	**118,889**	174,569
31 - 90 days	**97,266**	76,788
91 - 180 days	**37,260**	81,345
181 - 365 days	**74,318**	43,789
Over 1 year	**99,904**	81,377
	427,637	457,868

14 Trade payables

Trade payables include trade balances with creditors and retention money payable on construction contracts.

The ageing analysis of the trade payables is as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
0 - 30 days	**98,352**	32,433
31 - 90 days	**31,629**	70,560
91 - 180 days	**54,962**	24,008
181 - 365 days	**3,962**	65,755
1 - 2 year	**35,905**	39,243
Over 2 years	**134,164**	182,494
	358,974	414,493

15 Borrowings

	30th June 2005 HK$'000	31st December 2004 HK$'000
Non-current		
Long term bank borrowings		
- Secured	3,406,669	2,726,859
- Unsecured	336,706	420,806
Obligations under finance leases – Secured	40	53
Loans from ultimate holding company – Unsecured	254,710	298,890
Loans from related companies – Unsecured	126,962	127,917
Loans from minority shareholders of subsidiaries – Unsecured	465,635	463,887
	4,590,722	4,038,412
Current		
Bank overdrafts - Unsecured	8,933	24,763
Short-term bank borrowings		
- Secured	112,150	453,644
- Unsecured	566,532	608,919
Current portion of long-term bank borrowings		
- Secured	689,622	645,277
- Unsecured	228,998	314,222
Obligations under finance leases – Secured	25	25
Loans from ultimate holding company - Unsecured	1,189	—
	1,607,449	2,046,850
Total borrowings	6,198,171	6,085,262

The maturity of borrowings is as follows:

	Bank borrowings and overdrafts		Other loans	
	30th June 2005 HK$'000	31st December 2004 HK$'000	30th June 2005 HK$'000	31st December 2004 HK$'000
Within one year	1,606,235	2,046,825	1,214	25
In the second year	768,277	1,324,388	25	25
In the third to fifth year	2,975,098	1,823,277	253,012	267,487
With no fixed repayment terms	—	—	594,310	623,235
	5,349,610	5,194,490	848,561	890,772

16 Derivative financial instrument

	30th June 2005 HK$'000	31st December 2004 HK$'000
Interest-rate swaps	**33,228**	29,021

The notional principal amount of the outstanding interest-rate swap amounted to HK$2,535,000,000 (31st December 2004: HK$2,535,000,000).

17 Share capital

	Company	
	Number of Shares '000	HK$'000
Authorised:		
10,000,000,000 ordinary shares of HK$0.10 each	10,000,000	1,000,000
Issued and fully paid:		
At 1st January 2004	6,248,718	624,872
Issue of share upon exercise of share options	102,880	10,288
At 31st December 2004	6,351,598	635,160
At 1st January 2005	6,351,598	635,160
Issue of share upon exercise of share options	27,528	2,753
At 30th June 2005	6,379,126	637,913

18 Share options

On 26th June 2002, the Company has adopted a new share option scheme, under which it may grant options to employees (including executive directors of the Company) to subscribe for shares in the Company, subject to a maximum of 10 per cent of the number of shares in issue as at 26th June 2002. The exercise price will be determined by the Company's Board of Directors and shall at least be the highest of (i) the closing price of the Company's shares on the date of grant of the options, (ii) an average closing price of the Company's shares for the five business days immediately preceding the date of grant of the options, and (iii) the nominal value of the Company's shares.

As at 30th June 2005, there were outstanding options granted under an old share option scheme to subscribe for an aggregate of 6,798,000 shares of the Company. All options granted under the old share option scheme will continue to be valid and exercisable in accordance with the rules of the old share option scheme.

Movement of share options are as follows:

	Number of share options
	'000
At 1st January 2004	393,526
Granted during the period	320,310
Exercised during the period	(73,690)
Lapsed during the period	(228)
At 30th June 2004	639,918
Exercised during the period	(29,190)
Lapsed during the period	(6,720)
At 31st December 2004	604,008
At 1st January 2005	604,008
Exercised during the period	(27,528)
Lapsed during the period	(8,496)
At 30th June 2005	567,984

18 Share options (cont'd)

Particulars of share options as at 30th June 2005 and 31st December 2004 are as follows:

Date of grant	Exercise period	Exercise price HK$	Number of share options: as at 30th June 2005 '000	Number of share options: as at 31st December 2004 '000
Old share option scheme				
14th December 1999	14th December 2000 - 13th December 2005	0.5008	**6,798**	9,626
New share option scheme				
2nd May 2003	2nd May 2003 - 1st May 2013	0.4100	**86,876**	109,180
2nd June 2003	2nd June 2003 - 1st June 2013	0.5400	**58,950**	60,150
27th October 2003	27th October 2003 - 26th October 2013	0.8140	**12,404**	12,404
23rd December 2003	23rd December 2003 - 22nd December 2013	0.8460	**100,234**	100,234
23rd June 2004	23rd June 2004 - 22nd June 2014	0.6300	**302,722**	312,414
			567,984	604,008

Out of 567,984,000 outstanding options (31st December 2004: 604,008,000), 394,559,200 options (31st December 2004: 230,790,200) were exercisable as at the six months ended 30th June 2005 and year ended 31st December 2004.

The Group has taken advantage of the transitional provisions of HKFRS 2 to apply the standard to grants of share options after 7th November 2002 and had not yet vested at 1st January 2005. Share options vested before 1st January 2005 totalling 230,790,200 were not included in the calculation of fair value of options granted.

The fair value of options granted was determined using the Black-Scholes valuation model which was performed by an independent valuer, Greater China Appraisal Limited. The significant inputs into the model were share price at the grant date, exercise price, standard deviation of expected share price returns, expected life of options, expected dividend paid out rate and annual risk-free rate. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over one year before the option granted date.

19 Reserves

(Unaudited)

	Share premium HK$'000	Capital redemption reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Employee share-based compen-sation reserves HK$'000	Retained Profits HK$'000	Total HK$'000
Balance at 1st January 2004, as previously reported	5,707,378	1,815	62,606	(76,709)	—	649,398	6,344,488
Amortisation of leasehold land and land use rights	—	—	—	—	—	(421,230)	(421,230)
Adjustment for deferred tax arising from the revaluation of investment properties	—	—	—	—	—	216,413	216,413
Recognition of share-based options expenses	—	—	—	—	4,016	(4,016)	—
Balance at 1st January 2004, as restated	5,707,378	1,815	62,606	(76,709)	4,016	440,565	6,139,671
Currency translation differences, Group	—	—	—	(496)	—	—	(496)
Release of reserve upon disposal of properties held for sales	—	—	—	—	—	(8,933)	(8,933)
Profit attributable to equity holders of the Company	—	—	—	—	—	111,506	111,506
Transfers	—	—	260	—	—	(260)	—
Employee share option scheme expenses	—	—	—	—	6,223	—	6,223
Issue of shares net of issuing expenses	22,536	—	—	—	—	—	22,536
Dividend paid	—	—	—	—	—	(68,123)	(68,123)
Balance at 30th June 2004	5,729,914	1,815	62,866	(77,205)	10,239	474,755	6,202,384
Currency translation differences, Group	—	—	—	(1,092)	—	—	(1,092)
Provision for impairment of goodwill	—	—	—	—	—	43,533	43,533
Release of reserve upon disposal of properties held for sales	—	—	—	—	—	(21,742)	(21,742)
Release of reserve upon deemed disposal of certain interest in a subsidiary	—	—	(1)	(2)	—	—	(3)
Profit attributable to equity holders of the Company	—	—	—	—	—	157,582	157,582
Transfers	—	—	16,532	—	—	(16,532)	—
Employee share option scheme expenses	—	—	—	—	16,396	—	16,396
Issue of shares net of issuing expenses	10,819	—	—	—	—	—	10,819
Dividend paid	—	—	—	—	—	(52,669)	(52,669)
Balance at 31st December 2004	5,740,733	1,815	79,397	(78,299)	26,635	584,927	6,355,208

	Retained Profits HK$'000
Representing:	
2004 Final dividend proposed	57,266
Others	527,661
	584,927

19 Reserves (cont'd)

(Unaudited)

	Share premium	Capital redemption reserve	Statutory reserves	Exchange fluctuation reserve	Available-for-sales financial assets fair value reserves	Employee share-based compensation reserves	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance at 1st January 2005, as previously reported as equity	5,740,733	1,815	79,397	(78,299)	—	—	855,495	6,599,141
Amortisation of leasehold land and land use rights	—	—	—	—	—	—	(459,085)	(459,085)
Adjustment for deferred tax arising from the revaluation of investment properties	—	—	—	—	—	—	215,152	215,152
Recognition of share-based options expenses	—	—	—	—	—	26,635	(26,635)	—
Balance at 1st January 2005, as restated	5,740,733	1,815	79,397	(78,299)	—	26,635	584,927	6,355,208
Opening adjustment on adoption of HKAS 39	—	—	—	—	—	—	134,387	134,387
Opening adjustment on adoption of HKFRS 3	—	—	—	—	—	—	529,685	529,685
Balance at 1st January 2005 after opening adjustments, as restated	5,740,733	1,815	79,397	(78,299)	—	26,635	1,248,999	7,019,280
Currency translation differences, Group	—	—	—	2,695	—	—	—	2,695
Change of fair value of financial assets								
- gross	—	—	—	—	(21,038)	—	—	(21,038)
- tax	—	—	—	—	(635)	—	—	(635)
Profit attributable to equity holders of the Company	—	—	—	—	—	—	132,434	132,434
Transfers	—	—	7,333	—	134,387	—	(141,720)	—
Employee share option scheme expenses	—	—	—	—	—	15,126	—	15,126
Issue of shares net of issuing expenses	10,350	—	—	—	—	—	—	10,350
Dividend relating to 2004	—	—	—	—	—	—	(57,328)	(57,328)
At 30th June 2005	5,751,083	1,815	86,730	(75,604)	112,714	41,761	1,182,385	7,100,884
Representing:								
2005 Interim dividend proposed							64,028	
Others							1,118,357	
							1,182,385	

Included in the Group's retained profits are retained profits amounting to HK$904,949,000 (31st December 2004: HK$801,941,000) and accumulated losses of HK$280,388,000 (31st December 2004: HK$298,204,000) which are attributable to associated companies and jointly controlled entities, respectively.

19 Reserves (cont'd)

Statutory reserves represent enterprise expansion and general reserve funds set by the subsidiaries and associated companies in China. As stipulated by regulation in China, the Company's subsidiaries and associated companies established and operated in China are required to appropriate a portion of their after-tax profits (after offsetting prior year losses) to the enterprise expansion and general reserve funds, at rates determined by their respective boards of directors, according to the Foreign Investment Enterprises Accounting Standards in China, upon approval by the board, the general reserve fund may be used for making up losses and increasing capital while the enterprise expansion fund may be used for increasing capital. Included in the Group's statutory reserves is HK$538,000 (31st December 2004: HK$538,000) attributable to associated companies.

20 Deferred taxation

Deferred taxation are calculated in full on temporary differences under the liability method using the applicable income tax rate.

Deferred taxation as at 30th June 2005 represents:

	30th June 2005	31st December 2004 Restated
	HK$'000	HK$'000
Deferred tax assets		
- Hong Kong profits tax	**7,110**	10,054
- China enterprise income tax	**49,428**	46,145
	56,538	56,199
Deferred tax liabilities		
- Hong Kong profits tax	**15,805**	15,648
- China enterprise income tax	**1,564,838**	1,514,192
- China land appreciation tax	**1,888,776**	1,629,540
	3,469,419	3,159,380

21 Contingent liabilities

	30th June 2005	31st December 2004
	HK$'000	HK$'000
Guarantees for mortgage facilities granted to certain buyers of the Group's properties *(Note)*	**126,441**	250,250

Note:

The Group has arranged bank financing for certain purchasers of property units and provided guarantees to secure obligations of such purchasers for repayments. Such guarantees terminate upon issuance of the real estate ownership certificate.

Except for the above, there is no material change in contingent liabilities since the last annual balance sheet date.

22 Commitments under operating leases

The Group had future aggregate minimum lease payments under non-cancellable leases in respect of land and buildings as follows:

	30th June 2005 HK$'000	31st December 2004 HK$'000
Land and buildings		
Not later than one year	**27,032**	26,380
Later than one year and not later than five years	**100,288**	97,388
Later than five years	**213,188**	215,354
	340,508	339,122

23 Other commitments

	30th June 2005 HK$'000	31st December 2004 HK$'000
Commitments in respect of acquisition of fixed assets, contracted but not provided for	**25,267**	14,359

24 Pledge of assets

At 30th June 2005, certain banking facilities and loans granted to the Group and the Company were secured by the following:

(a) certain of the Group's fixed assets, properties held for/under development, properties held for sale and investment properties with an aggregate carrying value of HK$44 million (31st December 2004: Nil), HK$736 million (31st December 2004: HK$514 million), HK$520 million (31st December 2004: HK$291 million) and HK$3,853 million (31st December 2004: HK$3,230 million) respectively;

(b) floating charge over certain assets of certain subsidiaries with aggregate net book value of HK$6,465 million (31st December 2004: HK$438 million);

(c) mortgages of the Group's shareholdings in certain subsidiaries; and

(d) charge over certain intercompany loans.

25 Significant related party transactions and balances

a) Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarised the names of significant parties and nature of relationship with the Company as at 30 June 2005:

Significant related party	Relationship with the Company
Yue Xiu Enterprises (Holdings) Limited ("YXE")	The ultimate holding company
Yue Xiu International Development Limited ("YXIDL")	A subsidiary of YXE
Yue Xiu Hotel and Housing Investment Limited	A subsidiary of YXE
Yue Xiu Corporate Consultancy and Services Co., Ltd.	A subsidiary of YXE
Guangzhou Highways Development Company ("GHDC")	A minority shareholder of subsidiaries
Guangzhou Paper Holdings Limited ("GZPHL")	A minority shareholder of a subsidiary
Super Win Trading Ltd ("SWTL")	A minority shareholder of a subsidiary
Smart Image Investment Ltd ("SIIL")	A minority shareholder of a subsidiary
Festoon Enterprises Limited ("Festoon")	A minority shareholder of a subsidiary
Guangzhou City Construction & Development Holdings Limited ("GCDHL")	A minority shareholder of a subsidiary
Guangdong Xinshidai Real Estate Limited	A jointly controlled entity of a subsidiary
Guangzhou Northern Second Ring Expressway Co., Limited	A jointly controlled entity of a subsidiary
Guangzhou Western Second Ring Expressway Co., Limited	A jointly controlled entity of a subsidiary
Hainan China City Property Development Co., Limited	A jointly controlled entity of a subsidiary
Zhoushan Xinyuan Real Estate Development Co., Limited	A jointly controlled entity of a subsidiary
Guangdong Humen Bridge Co., Limited	An associated company of a subsidiary
Guangdong Qinglian Highway Development Co., Limited	An associated company of a subsidiary
Guangdong Shantou Bay Bridge Co., Limited	An associated company of a subsidiary
Guangzhou Northring Freeway Co., Limited	An associated company of a subsidiary
Guangzhou Xin Yue Real Estate Development Co., Limited	An associated company of a subsidiary
State-controlled enterprises (see (e) below)	Related parties of the Company

25 Significant related party transactions and balances (cont'd)

b) Transactions with related parties other than state-controlled enterprises

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
Transactions with YXE		
Rental expenses paid to YXE	**1,127**	528
Loan interest paid to YXE	**3,617**	1,521
Transactions with GZPHL		
Rental and utility expenses paid to GZPHL *(Note)*	**136,343**	92,016
Transactions with YXIDL		
Loan interest paid to YXIDL	**1,081**	472

Note:

The rental and utility expenses paid to GZPHL were conducted in accordance with the terms as disclosed in the Group's 2004 annual report.

All the other related party transactions were carried out at the terms as agreed by the relevant parties.

25 Significant related party transactions and balances (cont'd)

c) Balances with related parties other than state-controlled enterprises

	30th June 2005 HK$'000	31st December 2004 HK$'000
Balances with YXE Group		
Amounts due from YXE Group *(Note i)*	**1,219**	3,234
Loans from YXE Group *(Note ii)*	**(382,861)**	(426,807)
Balances with jointly controlled entities		
Amounts due from jointly controlled entities *(Note i)*	**185,312**	155,664
Amounts due to jointly controlled entities *(Note i)*	**(120,661)**	(123,442)
Balances with associated companies		
Amounts due from associated companies *(Note iii)*	**792,757**	854,278
Amounts due to associated companies *(Note i)*	**(112,150)**	(112,150)
Balance with SIIL		
Loans from SIIL *(Note i)*	**(23,340)**	(23,340)
Balance with SWTL		
Loans from SWTL *(Note i)*	**(2,000)**	(2,000)
Balance with GZPHL		
Amounts due to GZPHL *(Note i)*	**(2,700)**	(599)
Balance with GCDHL		
Amounts due to GCDHL *(Note i)*	**(80,482)**	(118,107)
Balances with GHDC		
Loans from GHDC *(Note iv)*	**(403,487)**	(403,487)
Amounts due to GHDC *(Note i)*	**(68,610)**	(68,125)
Balance with Festoon		
Loans from Festoon *(Note i)*	**(34,108)**	(35,060)

Note:

(i) Balances are unsecured, interest-free and repayable on demand.

(ii) Except for an aggregate amount of HK$353,749,000 (31st December 2004: HK$351,994,000) which bears interest at Hong Kong Interbank Offered Rate plus 1 per cent per annum, the remaining balances are interest free. Except for an aggregate amount of HK$273,560,000 (31st December 2004: HK$267,459,000), which has fixed repayment terms over 1 year, the remaining balances do not have fixed repayment term.

(iii) Except for loans in aggregate amount of HK$506,927,000 (2004: HK$568,414,000) which bear interest at prevailing Hong Kong dollars prime rates ranging of 5 to 5.75 per cent per annum; US dollars prime rates ranging from 5.25 to 6 per cent per annum and lending rate of financial institutions in China is 6.12 per cent per annum, the remaining balance are unsecured, interest-free and repayment on demand.

(iv) Except for an aggregate amount of HK$120,561,000 (2004: HK$120,561,000) which bears interest at the prevailing leading rates of financial institutions in China ranging from 4.00 to 6.12 per cent per annum, the remaining balances are interest-free and have no fixed repayment term.

25 Significant related party transactions and balances (cont'd)

d) Key management compensation

The aggregate amounts of emoluments paid or payable to key management of the Company are as follows:

	Six months ended 30th June	
	2005	2004
	HK$'000	HK$'000
Fees	**—**	—
Other emoluments:		
Basis salaries, housing allowances, other allowances and benefits in kind	**1,726**	1,877
Share-based payments	**—**	367
Directors' pension	**34**	45
	1,760	2,289

e) Transactions with state-controlled enterprises

Under HKAS 24, business transactions between state-controlled enterprises controlled by Chinese government are within the scope of related party transactions. YXE, the ultimate holding company of the Group, is a state-controlled enterprise. The Group's key business transactions with other state-controlled enterprises are primarily related to construction and sales of newsprint activities. The related party transactions with other state-controlled enterprises were conducted in the ordinary course of business. Due to complex ownership structure, the Chinese government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known by the Group. Nevertheless, the Group believes that the following shall capture the material related party transactions.

As at 30th June 2005, more than 89 per cent (31st December 2004: more than 91 per cent) of bank deposits were with state-controlled banks; approximately 26 per cent (31st December 2004: approximately 24 per cent) of the trade receivables were with stated-controlled enterprises; more than 50 per cent (31st December 2004: more than 73 per cent) of the trade payables were with stated-controlled enterprises; all the land premium payable (31st December 2004: all) were with stated-controlled bodies; approximately 25 per cent (31st December 2004: approximately 25 per cent) of other payables and accrued charges were with state-contolled enterprises; approximately 44 per cent (31st December 2004: approximately 51 per cent) of bank borrowings were with state-controlled banks.

For the six months ended 30th June 2005, approximately 17 per cent (2004: approximately 11 per cent) of the sales of the Group were with stated-controlled enterprises; more than 90 per cent (2004: more than 90 per cent) construction fee were paid to stated-controlled enterprises; more than 85 per cent (2004: approximately 71 per cent) of bank deposit interest incomes were from state-controlled banks; approximately 20 per cent (2004: approximately 57 per cent) of finance costs were paid to state-controlled banks.

26 Event after balance sheet date

On 21st September 2005, the Group has been successful in the tender for the right to build the West Tower of Zhujiang New City Twin Towers in Guangzhou (the "Project"). The site area of the Project amounts to 31,085 square meters and the project is expected to commence this year and to be completed in 2009. As the Group has yet to enter into formal agreement in relation to the tender, the Company's directors consider it to be more appropriate to make an estimate of the financial effect at a later stage when detailed terms of development of the Project are finalized.

Advances to Entity

The advances made by the Group to the following entity, which exceeded 8.0 per cent of the Market Capitalisation (note 5) and is required to be disclosed under Rule 13.20 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as follows:

Name of the Entities	Percentage of indirect attributable interest held by the Company	Advances as at 30th June 2005 (Note 1) Interest bearing (A) HK$ million	Non-interest bearing (B) HK$ million	Interest rate	Total (A + B) HK$ million
Guangdong Humen Bridge Co., Ltd.	8.58	474.8	—	*(Note 2)*	474.8

Financial Assistance to Affiliated Companies

The financial assistance provided by the Group to the affiliated companies of the Company, which in aggregate exceeded 8.0 per cent of the Market Capitalisation (note 5) are required to be disclosed under Rule 13.22 of the Listing Rules as follows:

Name of the Affiliated Companies	Percentage of indirect attributable interest held by the Company	Advances as at 30th June 2005 (Note 1) Interest bearing (A) HK$ million	Non-interest bearing (B) HK$ million	Interest rate	Total (A + B) HK$ million
Guangdong Humen Bridge Co., Ltd.	8.58	474.8	—	*(Note 2)*	474.8
Guangdong Qinglian Highway Development Co., Ltd.	8.10	—	219.0	—	219.0
Guangdong Shantou Bay Bridge Co., Ltd.	10.30	32.1	—	*(Note 3)*	32.1
Hainan China City Property Development Co. Ltd.	52	—	51.0	—	51.0
Guangdong Xinshidai Real Estate ltd.	45	—	14.0	—	14.0
Total (Note 4)		506.9	284.0		790.9

Notes:

(1) The advances were shareholders' loans representing part of the investment costs injected by the Group in proportion to the Group's equity interest in such entities and affiliated companies. These advances are unsecured and have no fixed term of repayments. There were no committed capital injections to and guarantees given to or for the above entities and affiliated companies.

(2) Of this interest-bearing advance, approximately HK$379.2 million was charged at US prime rate; approximately HK$95.4 million was charged at lending rates of financial institutions in China; and the remaining balance was charged at HK prime rate.

(3) Of this interest-bearing advance, approximately HK$0.6 million was charged at HK prime rate; approximately HK$31.5 million was charged at lending rates of financial institutions in China.

(4) The total amount of financial assistance provided by the Group to the affiliated companies of the Company exceeded 8.0 per cent of the Market Capitalisation.

(5) Market Capitalisation means the market capitalization of the Company as at 30th June 2005 amounting to HK$4,337,805,622 based on the total number of 6,379,125,914 shares of the Company in issue on 30th June 2005 and average closing price of HK$0.68 per share for the five business days immediately preceding 30th June 2005.

Pro Forma Combined Balance Sheet of Affiliated Companies

In accordance with Rule 13.22 of the Listing Rules, a pro forma combined balance sheet of the Company's relevant affiliated companies as at 30th June 2005 and the Group's attributable interest therein are set out below:

	HK$'000
Long term assets	5,873,135
Current assets	491,056
Current liabilities	(129,757)
Long term liabilities	(4,099,664)
Net assets	2,134,770

	HK$'000
Attributable interest to the Group	
Net assets	286,502
Shareholder's loans receivable	790,830
Goodwill on acquisition less amortisation	158,083
	1,235,415

Disclosures Pursuant to Rule 13.21 of the Listing Rules

Reference was made to a HK$3,800 million loan agreement dated 30th May 2005 ("Loan Agreement") with a final maturity in June 2010. In accordance with the terms of the Loan Agreement, it shall be an event of default if Yue Xiu Enterprises (Holdings) Limited ceases to maintain shareholding interest (whether directly or indirectly) of not less than 35 per cent in the issued voting share capital of the Company or an effective management control over the Company. And this obligation has been duly complied with.

Interests of Directors

As at 30th June 2005, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), which are required to be recorded in the register maintained by the Company under Section 352 of the SFO or notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") were as follows:

1. Long positions in shares of the Company:

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
Mr Liang Ningguang	Personal	400,000	0.01
Mr Xiao Boyan*	Personal	500,000	0.01
Mr Lee Ka Lun	Personal	1,050,000	0.02

* Mr Xiao Boyan resigned as director of the Company with effect from 10th August 2005

2. Long positions in underlying shares of equity derivatives of the Company:

Name of Director	Date of grant	Exercise price per share HK$	Number of share options outstanding as at 1st January and 30th June 2005
Mr Ou Bingchang	02/06/2003	0.5400	9,000,000
Mr Liang Yi	02/06/2003	0.5400	7,000,000
Mr Chen Guangsong	02/06/2003	0.5400	8,000,000
Mr Liang Ningguang	02/06/2003	0.5400	7,000,000
Mr Li Fei	02/06/2003	0.5400	7,000,000
Mr Xiao Boyan*	02/06/2003	0.5400	7,000,000
Mr Yu Lup Fat Joseph	02/06/2003	0.5400	3,500,000
Mr Lee Ka Lun	02/06/2003	0.5400	2,450,000

Note:

The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)) thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant, respectively.

Save as disclosed herein, as at 30th June 2005, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which are required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Interests of Substantial Shareholders

As at 30th June 2005, the following persons have an interest or short position in the shares or underlying shares of the Company which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

Name	Long position in shares	Approximate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") *(Note 1)*	3,229,435,248	50.99
JPMorgan Chase & Co. *(Note 2)*	379,938,000	5.97

Notes:

1) The capacity of Yue Xiu in holding the 3,229,435,248 shares was, as to 10,928,184 shares, as beneficial owner and, as to 3,218,507,064 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows:

Name	Long position in shares
Yue Xiu	3,229,435,248
Excellence Enterprises Co., Ltd. ("Excellence")	3,174,015,064
Bosworth International Limited ("Bosworth")	2,279,312,904
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Yue Xiu Finance Company Limited ("YXF")	44,492,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160

(i) 2,279,312,904 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 44,492,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

(vi) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

2) The capacity of JPMorgan Chase & Co. in holding the 379,938,000 shares was, as to 356,710,000 shares, as investment manager and, as to 23,228,000 shares, as approved lending agent.

Share Options

(i) The Company

Pursuant to the share option scheme ("Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company ("Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme ("2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The total number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at the date of approval of the 2002 Share Option Scheme, but the Company may seek approval from its shareholders in a general meeting to refresh the 10 per cent limit. On 2nd June 2004, the shareholders of the Company approved the refreshment of the 10 per cent limit under the 2002 Share Option Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Share Option Scheme and any other schemes of the Company must not exceed 30 per cent of the shares of the Company in issue from time to time. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average

closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the period of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 53 were as follows:

Number of share options							
outstanding as at 1st January 2005	**exercised during the period**	**lapsed during the period**	**outstanding as at 30th June 2005**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period**	**Weighted average closing price** (d) HK$
9,626,000	930,000	1,898,000	6,798,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.769
109,180,000	18,692,000	3,612,000	86,876,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.671
9,200,000	—	1,200,000	8,000,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (c)	N/A
12,404,000	—	—	12,404,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	N/A
100,234,000	—	—	100,234,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	N/A
312,414,000	7,906,000	1,786,000	302,722,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (c)	0.761

Notes:

(a) No options have been granted or cancelled during the period.

(b) The options granted are exercisable in 2 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(c) The options granted are exercisable in 3 tranches.

(d) The weighted average closing price per share immediately before the dates on which the options were exercised.

(ii) GZT

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT ("GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme ("2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions substantially the same as those under the 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the period of the options granted under the GZT Scheme to the employees of the Group were as follows:

Number of share options							
outstanding as at 1st January 2005	exercised during the period	lapsed during the period	outstanding as at 30th June 2005	Exercise price per share HK$	Date of grant	Exercisable period	Weighted average closing price (c) HK$
1,114,000	92,000	92,000	930,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006 (b)	2.275

Notes:

(a) No options have been granted or cancelled during the period.

(b) All options are exercisable in 3 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

(c) The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Corporate Governance

The Company has complied with the code provisions of the Code on Corporate Governance Practices ("Code") contained in Appendix 14 of the Listing Rules throughout the six months ended 30th June 2005, except for the following deviations:

Code Provision A.2.1

The code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr. Ou Bingchang is the Chairman and General Manager of the Company. The Chairman is responsible for overseeing the operation of the Board and providing leadership and direction towards achieving the Company's objectives. In contrast the General Manager of the Company is responsible for the operation of the business under the direction of the Board and the implementation of the policies and strategies set by the Board. The combination of the roles of the Chairman and the General Manager in one person is intended to ensure that the Board is in full control of the affairs of the Company and that the policies and strategies set by the Board would be efficiently and effectively implemented.

Code Provisions A.4.1 and A.4.2

The code provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

The code provision A.4.2 (last sentence) stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

None of the non-executive directors of the Company is appointed for a specific term. However, all the non-executive directors of the Company are subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association. All the non-executive directors of the Company had retired by rotation during the past 3 years. They have been re-elected.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules as rules governing securities transactions by the directors of the Company. All Directors have confirmed, following specific enquiry by the Company, that they have complied with required standards set out in the Model Code throughout the six months ended 30th June 2005.

Audit Committee

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended 30th June 2005.

Purchase, Sale or Redemption of the Company's Shares

The Company has not redeemed any of its shares during the six months ended 30th June 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Closure of Register of Members

The register of members of the Company will be closed from Wednesday, 26th October 2005 to Friday, 28th October 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 25th October 2005.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 23rd September 2005

Board of Directors

Executive directors

Ou Bingchang *(Chairman)*
Liang Yi
Chen Guangsong
Liang Ningguang
Li Fei

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun
Lau Hon Chuen Ambrose

Company Secretary

Yu Tat Fung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Websites to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about
Guangzhou Investment Company Limited,
please contact:
He Zili
Telephone : (852) 2511 6671
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Location Map of Major Property Projects in Guangzhou Urban Area


N
Xinghui Qing Xuan
Bai Yun District
Lingnan Garden
Xi Cha Road
Fu Hai Garden
Xiangkang Commercial Plaza
Northern Ring Road
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
White Horse Commercial Building
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Tian He District
Asia Pacific Century Plaza
City Development Plaza
Xinchuangju Building
Fortune Plaza
Victory Plaza
Tianhe Road
Hong Fa Building
Guangzhou Municipal Committee of The Communist Party of China
Yue Xiu District
Guangdong Provincial People's Government
Jie Fang Road
Guangzhou Sports Stadium Building
Huan Shi Road
Yue Xiu City Plaza
Dong Feng Road
Guangzhou Municipal People's Government
Yue Xiu New Metropolis Plaza
Xing Hui International
Romantic Garden
Galaxy City
Xinghui Ya Yuan
Li Wan District
Guangzhou Main Road
Hai Zhu Bridge
Grandcity Garden
Guangzhou Bridge
Pearl River
Bin Jiang Road
Nan Feng Shopping Centre
Run Hui Building
Jiangnan Main Road Central
Ju Ya Mansion
Binjiang Yiyuan
Sun Yat-Sen University
Xin Gang Xi Road
Gongye Main Road
Jiang Nan New Mansion
Hai Zhu District
Springland Garden
Conghua
Glade Village
Guangzhou City
Nansha Southern Le Sand
Nansha

Investment properties
Properties held for sale
Land bank
Properties under development

廣州市區主要房地產項目位置分佈圖


北
星滙晴軒
白雲區
西
堤
路
嶺南花園
富海花園
祥康商貿大廈
北環高速公路
廣源文化中心
麓湖綜合樓
廣州火車站
白馬商貿大廈
廣州火車東站
東站商業廣場
天河區
亞太世紀廣場
城建大廈
新創舉大廈
財富廣場
維多利廣場
天河路
宏發大廈
解
放
路
越秀區
廣州體育大廈
中共廣州市委
廣東省人民政府
環市路
越秀城市廣場
東風路
廣州市人民政府
越秀新都會廣場
星滙國際
漾晴居
星滙園
廣
州
大
道
星滙雅苑
荔灣區
從化
逸泉山莊
廣州市
海珠大橋
宏城花園
廣州大橋
濱江路
江
南
大
道
中
珠江
南豐商場
潤滙大廈
聚雅苑
濱江怡苑
中山大學
新港西路
工
業
大
道
江南新苑
南沙濱海花園
南沙
海珠區
翠城花園

○ 出租物業 ● 出售物業 ○ 土地儲備 ○ 在建中

董事會

執行董事

區秉昌*(董事長)*
梁 毅
陳光松
梁凝光
李 飛

獨立非執行董事及審核委員會成員

余立發
李家麟
劉漢銓

公司秘書

余達峯

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
何子勵
電話：(852) 2511 6671
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

董事進行證券交易之標準守則

本公司已採納載於上市規則附錄10「上市發行人董事進行證券交易之標準守則」作為本公司董事證券交易之守則。經本公司作出具體查詢後，所有董事已確認於截至二〇〇五年六月三十日止六個月期間內已遵守標準守則所列載的規定標準。

審核委員會

審核委員會已審閱截至二〇〇五年六月三十日止六個月之未經審核簡明綜合財務報告。

購買、出售或贖回本公司股份

截至二〇〇五年六月三十日止六個月內，本公司並無贖回其任何股份，而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。

暫停辦理過戶登記手續

本公司將由二〇〇五年十月二十六日星期三至二〇〇五年十月二十八日星期五（首尾兩天包括在內）期間暫停辦理股份過戶登記手續。如欲符合獲派中期股息的資格，所有股份過戶文件連同有關股票必須於二〇〇五年十月二十五日星期二下午四時正前，交回本公司的股份過戶登記處雅柏勤證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），辦理過戶登記手續。

承董事會命
董事長
區秉昌

香港，二〇〇五年九月二十三日

期內根據越秀交通計劃授予本集團僱員的購股權之變動情況如下：

購股權數目							
於二〇〇五年一月一日尚未行使	期內行使	期內失效	於二〇〇五年六月三十日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價 (c) 港元
1,114,000	92,000	92,000	930,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006 (b)	2.275

附註：

(a) 期內並無購股權授出或註銷。

(b) 所有購股權分三階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(c) 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

企業管治

截至二〇〇五年六月三十日止六個月內，本公司已遵守上市規則附錄14所載之「企業管治常規守則」（「守則」）之守則條文，除對下述有所偏離：

守則條文A.2.1

守則條文A.2.1規定主席與行政總裁之角色應有區分，並不應由一人同時兼任。

區秉昌先生為本公司之董事長兼總經理。董事長負責監管董事會之運作，並就達致本公司目標而擔任領導及指導工作，而本公司總經理則負責根據董事會之指示經營業務，及實行董事會訂立之政策及策略。將董事長及總經理之職務結集於一身，旨在確保董事會全權控制本公司之事務，且董事會訂立之政策及策略得以有效率及有效益地施行。

守則條文A.4.1及A.4.2

守則條文A.4.1規定非執行董事的委任應有指定任期，並須接受重新選舉。

守則條文A.4.2（最後一句）規定每名董事（包括有指定任期的董事）應輪流退任，至少每三年一次。

本公司非執行董事並無指定任期，惟本公司所有非執行董事須依據本公司之公司細則之規定，在本公司之股東週年大會上輪席告退。本公司所有非執行董事均已在過去三年輪值告退並已獲重選連任。

應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

期內根據本公司購股權計劃授予本集團僱員(本公司董事除外，詳情已於第53頁披露)的購股權之變動情況如下：

購股權數目							
於二〇〇五年一月一日尚未行使	期內行使	期內失效	於二〇〇五年六月三十日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價 (d) 港元
9,626,000	930,000	1,898,000	6,798,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005 (b)	0.769
109,180,000	18,692,000	3,612,000	86,876,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013 (c)	0.671
9,200,000	—	1,200,000	8,000,000	0.5400	02/06/2003	02/06/2003 - 01/06/2013 (c)	不適用
12,404,000	—	—	12,404,000	0.8140	27/10/2003	27/10/2003 - 26/10/2013 (c)	不適用
100,234,000	—	—	100,234,000	0.8460	23/12/2003	23/12/2003 - 22/12/2013 (c)	不適用
312,414,000	7,906,000	1,786,000	302,722,000	0.6300	23/06/2004	23/06/2004 - 22/06/2014 (c)	0.761

附註：

(a) 期內並無購股權授出或註銷。

(b) 授出之購股權分兩階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

(c) 授出之購股權分三階段行使。

(d) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二〇〇二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二〇〇二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二〇〇二年越秀交通計劃符合上市規則第17章的修訂。

根據與二〇〇二年購股權計劃的條款及條件大致相同的二〇〇二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權之現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二〇〇二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二〇〇二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二〇〇二年購股權計劃符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章的修訂。

根據二〇〇二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二〇〇二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二〇〇二年購股權計劃將予授出的購股權而可予發行的股份總數為本公司於批准二〇〇二年購股權計劃日期已發行股份數目的10%。惟本公司可於股東大會上徵求股東批准續新10%上限。本公司股東於二〇〇四年六月二日通過有關續新二〇〇二年購股權計劃10%上限。因二〇〇二年購股權計劃及本公司任何其他計劃項下已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相

主要股東權益

於二〇〇五年六月三十日，下列人士擁有以下須記錄本公司根據證券及期貨條例第336條規定置存之登記冊中之股份或相關股份之權益或淡倉：

名稱	好倉股份	權益百分率概約
越秀企業(集團)有限公司(「越秀企業」) *(附註1)*	3,229,435,248	50.99
JPMorgan Chase & Co. *(附註2)*	379,938,000	5.97

附註：

1) 越秀企業持有3,229,435,248股股份權益之身分包括10,928,184股為實益擁有人，3,218,507,064股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,229,435,248
Excellence Enterprises Co., Ltd.(「Excellence」)	3,174,015,064
Bosworth International Limited(「Bosworth」)	2,279,312,904
Sun Peak Enterprises Ltd.(「Sun Peak」)	565,683,000
Novena Pacific Limited(「Novena」)	565,683,000
Shine Wah Worldwide Limited(「Shine Wah」)	158,049,000
Morrison Pacific Limited(「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd.(「Perfect Goal」)	135,737,000
Greenwood Pacific Limited(「Greenwood」)	135,737,000
越秀財務有限公司(「越秀財務」)	44,492,000
Seaport Development Limited(「Seaport」)	35,233,160
Goldstock International Limited(「Goldstock」)	35,233,160

(i) Bosworth持有2,279,312,904股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) 越秀財務持有44,492,000股，越秀財務為越秀企業全資擁有。

(vi) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

2) JPMorgan Chase & Co.持有379,938,000股股份權益之身份，包括356,710,000股為投資經理，23,228,000股為核准借出代理人。

董事權益

於二〇〇五年六月三十日，本公司董事在本公司及其相聯法團(按證券及期貨條例第XV部之定義)之股份、相關股份及債權證之權益及淡倉而須根據證券及期貨條例(「證券及期貨條例」)第352條載入本公司置存之登記冊或知會本公司及香港聯合交易所有限公司(「聯交所」)如下：

1. 本公司股份之好倉：

董事姓名	權益性質	股份實益權益	權益百分率概約
梁凝光先生	個人	400,000	0.01
肖博彥先生*	個人	500,000	0.01
李家麟先生	個人	1,050,000	0.02

* 肖博彥先生已於二〇〇五年八月十日辭任本公司董事之職務

2. 於本公司股本衍生工具之相關股份中之好倉：

董事姓名	授出日期	每股行使價 港元	於二〇〇五年一月一日及六月三十日尚未行使之購股權數目
區秉昌先生	02/06/2003	0.5400	9,000,000
梁　毅先生	02/06/2003	0.5400	7,000,000
陳光松先生	02/06/2003	0.5400	8,000,000
梁凝光先生	02/06/2003	0.5400	7,000,000
李　飛先生	02/06/2003	0.5400	7,000,000
肖博彥先生*	02/06/2003	0.5400	7,000,000
余立發先生	02/06/2003	0.5400	3,500,000
李家麟先生	02/06/2003	0.5400	2,450,000

附註：

購股權可由二〇〇三年六月二日起至二〇一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%(包括根據(i)項行使的任何購股權)。

除本文所披露者外，於二〇〇五年六月三十日，本公司董事概無擁有或被視作擁有本公司或其任何相聯法團(按證券及期貨條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉權益而須根據證券及期貨條例第352條載入本公司置存之登記冊；或根據上市公司董事進行證券交易的標準守則知會本公司及聯交所。

附註：

(一) 該等貸款乃股東貸款，是本集團按佔該實體及聯屬公司等之股權比例注入之部份投資成本。此等貸款均無抵押，亦無指定還款期。本集團並無對上述實體及聯屬公司承諾注入資本及提供擔保。

(二) 附息之貸款，其中約379,200,000港元之利息是按照美元最優惠利率計算，約95,400,000港元之利息按中國金融機構借貸利率計算，餘數之利息是按照港元最優惠利率計算。

(三) 附息之貸款，其中約600,000港元之利息是按照港元最優惠利率計算，約31,500,000港元之利息按中國金融機構借貸利率計算。

(四) 本集團向本公司之聯屬公司提供之財務資助總額超過市值之8%。

(五) 市值指本公司於二OO五年六月三十日之市值達4,337,805,622港元，此乃按本公司於二OO五年六月三十日已發行股份合共6,379,125,914股，以及緊接二OO五年六月三十日前五個營業日之平均收市價每股0.68港元為基準計算。

聯屬公司的備考合併資產負債表

根據上市規則第13.22條，本公司相關的聯屬公司於二OO五年六月三十日的備考合併資產負債表及本集團的應佔權益載列如下：

	千港元
長期資產	5,873,135
流動資產	491,056
流動負債	(129,757)
長期負債	(4,099,664)
資產淨值	2,134,770

	千港元
本集團應佔權益	
資產淨值	286,502
應收股東貸款	790,830
因收購產生之商譽減攤銷	158,083
	1,235,415

根據上市規則第13.21條作出之披露

茲提述二○○五年五月三十日簽訂之3,800,000,000港元貸款協議(「貸款協議」)(將於二○一○年六月到期)。根據貸款協議之條款，一旦越秀企業(集團)有限公司未能持續直接或間接實益擁有不少於本公司已發行有投票權股本35%的股東權益或對本公司行使有效的管理控制權時，將視作違約。此責任規定已獲履行。

給予實體之貸款

本集團為下列市值(附註五)超逾8.0%之實體提供貸款，及須根據香港聯合交易所有限公司證券上市規則(「上市規則」)第13.20條披露之有關資料如下：

實體名稱	本公司間接持有權益應佔之百分比	於二〇〇五年六月三十日之貸款(附註一) 附息 (A) 百萬港元	免息 (B) 百萬港元	利率	合計 (A+B) 百萬港元
廣東虎門大橋有限公司	8.58	474.8	—	*(附註二)*	474.8

給予聯屬公司之財務資助

本集團向本公司市值(附註五)合共超逾8.0%之聯屬公司提供財務資助，及根據上市規則第13.22條披露之有關資料如下：

聯屬公司名稱	本公司間接持有權益應佔之百分比	於二〇〇五年六月三十日之貸款(附註一) 附息 (A) 百萬港元	免息 (B) 百萬港元	利率	合計 (A+B) 百萬港元
廣東虎門大橋有限公司	8.58	474.8	—	*(附註二)*	474.8
廣東清連公路發展有限公司	8.10	—	219.0	—	219.0
廣東汕頭海灣大橋有限公司	10.30	32.1	—	*(附註三)*	32.1
海南華城房產開發有限公司	52.0	—	51.0	—	51.0
廣東新時代房地產有限公司	45.0	—	14.0	—	14.1
合計 *(附註四)*		506.9	219.0		790.9

25 重大有關連人士交易及結餘（續）

(d) 主要管理人員酬金

付予或須付本公司主要管理人員之酬金總額如下：

	截至六月三十日止六個月	
	二〇〇五年 千港元	二〇〇四年 千港元
袍金	**—**	—
其他酬金：		
基本薪酬、房屋津貼、其他津貼及實物利益	**1,726**	1,877
以權益為基礎之付款	**—**	367
董事退休金	**34**	45
	1,760	2,289

e) 與國營企業進行之交易

根據香港會計準則第24號，與中央政府控制之國營企業進行之業務交易屬於有關連人士交易範疇。本集團最終控股公司越秀企業為國營企業。大部分本集團與其他國營企業進行之主要業務交易為建造及銷售新聞紙業務，與其他國營企業進行之有關連交易均於日常業務過程中進行。由於擁有權架構繁複，中央政府可持有多間公司之直接權益，而當中部分權益本身或與其他間接權益合併後可能屬於非本集團知悉之控制權益。然而，本集團相信以下為重大之有關連人士交易。

於二〇〇五年六月三十日，本集團有89%以上銀行存款（二〇〇四年十二月三十一日：91%以上）與國營企業有關；約26%應收賬款（二〇〇四年十二月三十一日：約24%）與國營企業有關；50%以上應付賬款（二〇〇四年十二月三十一日：73%以上）與國營企業有關；全部應付土地補償（二〇〇四年十二月三十一日：全部）；約25%其他應付款項及應計費用（二〇〇四年十二月三十一日：約25%）與國營企業有關；及約44%銀行借款（二〇〇四年十二月三十一日：約51%）與國營銀行有關。

截至二〇〇五年六月三十日止六個月，本集團有約17%銷售額與國營企業有關（二〇〇四年：約11%）；90%以上建造費用（二〇〇四年：90%以上）已支付給國營企業；85%以上銀行存款利息收入（二〇〇四年：約71%）來自國營銀行；及約20%財務費用（二〇〇四年：約57%）已支付給國營銀行。

26 結算日後事項

於二〇〇五年九月二十一日，本集團取得在廣州市興建珠江新城雙塔之西塔（「項目」）的開發權，該項目佔地31,085平方米，預計在年底前開工並於二〇〇九年建成。由於本集團尚待簽訂有關西塔項目的正式合同，本公司董事認為待該項目建設詳細條款最終確定之後，再行評估其財務影響更適宜。

25 重大有關連人士交易及結餘(續)

c) 國營企業以外之有關連人士結餘

	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元
越秀企業集團結餘		
應收越秀企業集團款項 *(附註i)*	**1,219**	3,234
來自越秀企業集團之貸款 *(附註ii)*	**(382,861)**	(426,807)
共同控制實體結餘		
應收共同控制實體款項 *(附註i)*	**185,312**	155,664
應付共同控制實體款項 *(附註i)*	**(120,661)**	(123,442)
聯營公司結餘		
應收聯營公司款項 *(附註iii)*	**792,757**	854,278
應付聯營公司款項 *(附註i)*	**(112,150)**	(112,150)
SIIL結餘		
來自SIIL之貸款 *(附註i)*	**(23,340)**	(23,340)
SWTL結餘		
來自SWTL之貸款 *(附註i)*	**(2,000)**	(2,000)
GZPHL結餘		
應付GZPHL款項 *(附註i)*	**(2,700)**	(599)
GCDHL結餘		
應付GCDHL款項 *(附註i)*	**(80,482)**	(118,107)
GHDC結餘		
來自GHDC之貸款 *(附註iv)*	**(403,487)**	(403,487)
應付GHDC款項 *(附註i)*	**(68,610)**	(68,125)
Festoon結餘		
來自Festoon之貸款 *(附註i)*	**(34,108)**	(35,060)

附註:

(i) 該等結餘均無抵押、免息及須於要求時償還。

(ii) 除合共353,749,000港元(二〇〇四年十二月三十一日:351,994,000港元)按香港銀行同業拆息加利率一厘計算年息外,其他結餘均為免息。除合共273,560,000港元(二〇〇四年十二月三十一日:267,459,000港元)之指定還款期為一年後還款外,其他結餘並無指定還款期。

(iii) 除合共506,927,000港元(二〇〇四年十二月三十一日:568,414,000港元)分別按香港最優惠利率5厘至5.75厘、美國最優惠利率5.25厘至6厘及中國金融機構貸款利率6.12厘計算年息外,其他結餘均無抵押、免息及須於要求時償還。

(iv) 除合共120,561,000港元(二〇〇四年十二月三十一日:120,561,000港元)按中國金融機構現行貸款利率4厘至6.12厘計算年息外,其他結餘均為免息並無指定還款期。

25 重大有關連人士交易及結餘(續)

b) 與國營企業以外之有關連人士進行之交易

	截至六月三十日止六個月	
	二〇〇五年 千港元	二〇〇四年 千港元
與越秀企業進行之交易		
付予越秀企業之租金開支	**1,127**	528
付予越秀企業之貸款利息	**3,617**	1,521
與GZPHL進行之交易		
付予GZPHL之租金及公共開支 *(附註)*	**136,343**	92,016
與YXIDL進行之交易		
付予YXIDL之貸款利息	**1,081**	472

附註：

付予GZPHL之租金及公共開支乃按本集團二〇〇四年年報披露之條款進行。

所有其他關連人士交易乃按有關訂約方協定之條款進行。

25 重大有關連人士交易及結餘

a) 有關連人士

有關連人士為該等有能力直接或間接控制另一方，或在作出財務及營運決策方面對另一方行使重大影響力的人士，如受到共同控制或共同重大影響時，亦被視為有關連人士。下表概述本公司於二〇〇五年六月三十日之重大有關連人士名稱及關係性質：

重大有關連人士	與本公司關係
越秀企業(集團)有限公司(「越秀企業」)	最終控股公司
越秀發展有限公司(「YXIDL」)	越秀企業之附屬公司
越秀興業有限公司	越秀企業之附屬公司
越秀企業服務有限公司	越秀企業之附屬公司
廣州市公路開發公司(「GHDC」)	附屬公司之少數股東
廣州造紙集團有限公司(「GZPHL」)	附屬公司之少數股東
Super Win Trading Ltd(「SWTL」)	附屬公司之少數股東
Smart Image Investment Ltd(「SIIL」)	附屬公司之少數股東
Festoon Enterprises Limited(「Festoon」)	附屬公司之少數股東
廣州市城市建設開發集團有限公司(「GCDHL」)	附屬公司之少數股東
廣東新時代房地產有限公司	附屬公司之共同控制實體
廣州市北二環高速公路有限公司	附屬公司之共同控制實體
廣州市西二環高速公路有限公司	附屬公司之共同控制實體
海南華城房產開發有限公司	附屬公司之共同控制實體
舟山鑫源房地產開發有限公司	附屬公司之共同控制實體
廣東虎門大橋有限公司	附屬公司之聯營公司
廣東清連公路發展有限公司	附屬公司之聯營公司
廣東汕頭海灣大橋有限公司	附屬公司之聯營公司
廣州北環高速公路有限公司	附屬公司之聯營公司
廣州新越房地產開發有限公司	附屬公司之聯營公司
國營企業(見下文(e))	本公司之有關連人士

22 經營租賃承擔

本集團根據有關土地及樓宇之不可撤銷經營租賃而於未來支付之最低租賃付款總額如下：

	二〇〇五年六月三十日 千港元	二〇〇四年十二月三十一日 千港元
土地及樓宇		
第一年內	**27,032**	26,380
第二至第五年內	**100,288**	97,388
五年後	**213,188**	215,354
	340,508	339,122

23 其他承擔

	二〇〇五年六月三十日 千港元	二〇〇四年十二月三十一日 千港元
就收購固定資產已簽約但未撥備之資本承擔	**25,267**	14,359

24 資產抵押

於二〇〇五年六月三十日，本集團及本公司所獲授之若干銀行融資及貸款乃以下列各項作為抵押：

(a) 本集團若干持作發展／發展中物業、待售物業及投資物業，賬面總值分別為0.44億港元（二〇〇四年十二月三十一日：無）、7.36億港元（二〇〇四年十二月三十一日：5.14億港元）、5.20億港元（二〇〇四年十二月三十一日：2.91億港元）及38.53億港元（二〇〇四年十二月三十一日：32.30億港元）；

(b) 若干附屬公司若干資產總賬面淨值64.65億港元（二〇〇四年十二月三十一日：4.38億港元）之浮動押記；

(c) 本集團於若干附屬公司之股權抵押；及

(d) 若干公司間貸款之質押。

19 儲備(續)

法定儲備指在中國經營之附屬公司及聯營公司所成立之企業發展及一般儲備基金。據中國法規所規定，本公司於中國成立及經營之附屬公司及聯營公司，須按其各自之董事會所釐定之比率，對企業擴充及一般儲備金撥出其一部分之除稅後盈利(經抵銷過往年度虧損後)。根據中國外資企業會計準則，經董事會批准後，一般儲備基金可用作補償虧損及增加資本，而企業發展基金可用作增加資本。本集團之法定儲備中，包括一間聯營公司應佔之538,000港元(二○○四年十二月三十一日：538,000港元)。

20 遞延稅項

遞延稅項乃按負債法就暫時性差異按適用所得稅率作全數撥備。

於二○○五年六月三十日之遞延稅項指：

	二○○五年 六月三十日 千港元	二○○四年 十二月三十一日 經重列 千港元
遞延稅項資產		
一香港利得稅	**7,110**	10,054
一中國企業所得稅	**49,428**	46,145
	56,538	56,199
遞延稅項負債		
一香港利得稅	**15,805**	15,648
一中國企業所得稅	**1,564,838**	1,514,192
一中國土地增值稅	**1,888,776**	1,629,540
	3,469,419	3,159,380

21 或然負債

	於 二○○五年 六月三十日 千港元	於 二○○四年 十二月三十一日 千港元
授予本集團物業若干買家之按揭融資擔保(*附註*)	**126,441**	250,250

附註：

本集團為物業單位之若干買家安排銀行融資，並提供擔保以保證該等買家償還款項。該等擔保於發出《房地產權證》時終止。

除上文所述者外，自上年度結算日起並無重大或然負債變動。

19 儲備(續)

	(未經審核)							
	股份溢價	資本 贖回儲備	法定儲備	匯兌 波動儲備	可供出售 之金融資 產公允值 儲備	僱員以 股份為 基礎之 補償儲備	保留盈利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇五年一月一日之 結餘(如前所述為權益)	5,740,733	1,815	79,397	(78,299)	—	—	855,495	6,599,141
租賃土地及土地使用權攤銷	—	—	—	—	—	—	(459,085)	(459,085)
就投資物業重估所產生 遞延税項作出之調整	—	—	—	—	—	—	215,152	215,152
確認購股權開支	—	—	—	—	—	26,635	(26,635)	—
於二〇〇五年一月一日之 結餘(經重列)	5,740,733	1,815	79,397	(78,299)	—	26,635	584,927	6,355,208
採納香港會計準則 第39號作出之期初調整	—	—	—	—	—	—	134,387	134,387
採納香港財務報告準則 第3號作出之期初調整	—	—	—	—	—	—	529,685	529,685
作出期初調整後於 二〇〇五年一月一日之 結餘(經重列)	5,740,733	1,815	79,397	(78,299)	—	26,635	1,248,999	7,019,280
滙兑差額(本集團)	—	—	—	2,695	—	—	—	2,695
金融資產公允值轉變								
－總額	—	—	—	—	(21,038)	—	—	(21,038)
－税項	—	—	—	—	(635)	—	—	(635)
本公司股權持有人應佔盈利	—	—	—	—	—	—	132,434	132,434
轉撥	—	—	7,333	—	134,387	—	(141,720)	—
僱員購股權計劃開支	—	—	—	—	—	15,126	—	15,126
發行股份減發行開支	10,350	—	—	—	—	—	—	10,350
二〇〇四年股息	—	—	—	—	—	—	(57,328)	(57,328)
於二〇〇五年六月三十日	5,751,083	1,815	86,730	(75,604)	112,714	41,761	1,182,385	7,100,884
相當於:								
二〇〇五年擬派中期股息							64,028	
其他							1,118,357	
							1,182,385	

本集團之保留盈利包括聯營公司應佔保留盈利904,949,000港元(二〇〇四年十二月三十一日:801,941,000港元)及共同控制實體應佔累計虧損280,388,000港元(二〇〇四年十二月三十一日:298,204,000港元)。

19 儲備

	(未經審核)						
	股份溢價 千港元	資本 贖回儲備 千港元	法定儲備 千港元	匯兑 波動儲備 千港元	僱員以 股份為基礎 之補償儲備 千港元	保留盈利 千港元	總額 千港元
於二○○四年一月一日之結餘(如前所述)	5,707,378	1,815	62,606	(76,709)	—	649,398	6,344,488
租賃土地及土地使用權攤銷	—	—	—	—	—	(421,230)	(421,230)
就投資物業重估所產生遞延税項作出之調整	—	—	—	—	—	216,413	216,413
確認購股權開支	—	—	—	—	4,016	(4,016)	—
於二○○四年一月一日之結餘(經重列)	5,707,378	1,815	62,606	(76,709)	4,016	440,565	6,139,671
滙兑差額(本集團)	—	—	—	(496)	—	—	(496)
出售待售物業時撥回儲備	—	—	—	—	—	(8,933)	(8,933)
本公司股權持有人應佔盈利	—	—	—	—	—	111,,506	111,506
轉撥	—	—	260	—	—	(260)	—
僱員購股權計劃開支	—	—	—	—	6,223	—	6,223
發行股份減發行開支	22,536	—	—	—	—	—	22,536
已付股息	—	—		—	—	(68,123)	(68,123)
於二○○四年六月三十日之結餘	5,729,914	1,815	62,866	(77,205)	10,239	474,755	6,202,384
滙兑差額(本集團)	—	—	—	(1,092)	—	—	(1,092)
商譽減值撥備	—	—	—	—	—	43,533	43,533
出售待售物業時撥回儲備	—	—	—	—	—	(21,742)	(21,742)
被視作出售附屬公司若干權益時撥回儲備	—	—	(1)	(2)	—	—	(3)
本公司股權持有人應佔盈利	—	—	—	—	—	157,582	157,582
轉撥	—	—	16,532	—	—	(16,532)	—
僱員購股權計劃	—	—	—	—	16,396	—	16,396
發行股份減發行開支	10,819	—	—	—	—	—	10,819
已付股息	—	—	—	—	—	(52,669)	(52,669)
於二○○四年十二月三十一日之結餘	5,740,733	1,815	79,397	(78,299)	(26,635)	584,927	6,355,208
相當於:							
二○○四年擬派末期股息						57,266	
其他						527,661	
						584,927	

18 購股權（續）

於二〇〇五年六月三十日及二〇〇四年十二月三十一日之購股權詳情如下：

授出日期	行使期	行使價 港元	購股權數目 於二〇〇五年六月三十日 千股	購股權數目 於二〇〇四年十二月三十一日 千股
舊購股權計劃				
一九九九年十二月十四日	二〇〇〇年十二月十四日至二〇〇五年十二月十三日	0.5008	**6,798**	9,626
新購股權計劃				
二〇〇三年五月二日	二〇〇三年五月二日至二〇一三年五月一日	0.4100	**86,876**	109,180
二〇〇三年六月二日	二〇〇三年六月二日至二〇一三年六月一日	0.5400	**58,950**	60,150
二〇〇三年十月二十七日	二〇〇三年十月二十七日至二〇一三年十月二十六日	0.8140	**12,404**	12,404
二〇〇三年十二月二十三日	二〇〇三年十二月二十三日至二〇一三年十二月二十二日	0.8460	**100,234**	100,234
二〇〇四年六月二十三日	二〇〇四年六月二十三日至二〇一四年六月二十二日	0.6300	**302,722**	312,414
			567,984	604,008

567,984,000股未行使購股權（二〇〇四年十二月三十一日：604,008,000股）之中，394,559,200股購股權（二〇〇四年十二月三十一日：230,790,200股）於截至二〇〇五年六月三十日止六個月及截至二〇〇四年十二月三十一日止年度可予行使。

本集團已受惠於香港財務報告準則第2號之過渡性條文，就二〇〇二年十一月七日後授出但於二〇〇五年一月一日尚未既得之購股權應用相關準則。於二〇〇五年一月一日前既得的購股權合共有230,790,200份，並無計入已授購股權公允值之計算內。

已授購股權之公允值乃採用獨立估值師漢華評值有限公司進行之Black-Scholes估值模式釐定。此方法之主要輸入數據為於授出日期當日之股價、行使價、預期股價回報之標準差異、購股權之預計年期、預期派息率及年度無風險比率。根據預期股價回報之標準差異計算之波幅，乃以購股權授出日期前一年內之每日股價之統計數字分析為準。

18 購股權

於二〇〇二年六月二十六日，本公司採納新購股權計劃，據此，本公司可向僱員(包括本公司執行董事)授出購股權以認購本公司的股份，惟上限為於二〇〇二年六月二十六日已發行之股份數目之10%。行使價將由本公司之董事會釐定，最少將為(i)本公司股份於購股權授出日期之收市價，(ii)本公司股份於緊接購股權授出日期前五個營業日之平均收市價，及(iii)本公司股份之面值(以較高者為準)。

於二〇〇五年六月三十日，根據舊購股權計劃授出之尚未行使購股權，可認購本公司股份合共6,798,000股。根據舊購股權計劃之規定，所有根據舊購股權計劃授出之購股權將繼續有效及可行使。

購股權變動如下：

	購股權數目
	千股
於二〇〇四年一月一日	393,526
期內已授出	320,310
期內已行使	(73,690)
期內失效	(228)
於二〇〇四年六月三十日	636,918
期內已行使	(29,190)
期內失效	(6,720)
於二〇〇四年十二月三十一日	604,008
於二〇〇五年一月一日	604,008
期內已行使	(27,528)
期內失效	(8,496)
於二〇〇五年六月三十日	567,984

16 金融衍生工具

	於二〇〇五年六月三十日千港元	於二〇〇四年十二月三十一日千港元
利率互換	**33,228**	29,021

未履行利率掉期之名義本金額為2,535,000,000港元(二〇〇四年十二月三十一日:2,535,000,000港元)。

17 股本

	本公司	
	股數千股	千港元
法定:		
10,000,000,000股每股0.10港元之普通股	10,000,000	1,000,000
已發行及繳足:		
於二〇〇四年一月一日	6,248,718	624,872
於行使購股權時發行股份	102,880	10,288
於二〇〇四年十二月三十一日	6,351,598	635,160
於二〇〇五年一月一日	6,351,598	635,160
於行使購股權時發行股份	27,528	2,753
於二〇〇五年六月三十日	6,379,126	637,913

15 借款

	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元
非流動		
長期銀行借款		
一有抵押	**3,406,669**	2,726,859
一無抵押	**336,706**	420,806
融資租賃承擔一有抵押	**40**	53
最終控股公司貸款一無抵押	**254,710**	298,890
關連公司貸款一無抵押	**126,962**	127,917
附屬公司少數股東貸款一無抵押	**465,635**	463,887
	4,590,722	4,038,412
流動		
銀行透支一無抵押	**8,933**	24,763
短期銀行借款		
一有抵押	**112,150**	453,644
一無抵押	**566,532**	608,919
長期銀行借款即期部分		
一有抵押	**689,622**	645,277
一無抵押	**228,998**	314,222
融資租賃承擔一有抵押	**25**	25
最終控股公司貸款一無抵押	**1,189**	—
	1,607,449	2,046,850
總借款	**6,198,171**	6,085,262

借款到期日如下：

	銀行借款及透支		其他貸款	
	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元	於二〇〇五年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元
一年內	**1,606,235**	2,046,825	**1,214**	25
第二年	**768,277**	1,324,388	**25**	25
第三至五年	**2,975,098**	1,823,277	**253,012**	267,487
無指定還款期	**—**	—	**594,310**	623,235
	5,349,610	5,194,490	**848,561**	890,772

14 應付賬款

應付賬款包括與債權人之貿易結餘，以及就建築合約應付之保修款項。

貿易應付款之賬齡分析如下：

	二〇〇五年 六月三十日 千港元	二〇〇四年 十二月三十一日 千港元
0至30日	**98,352**	32,433
31至90日	**31,629**	70,560
91至180日	**54,962**	24,008
181至365日	**3,962**	65,755
一至兩年	**35,905**	39,243
兩年以上	**134,164**	182,494
	358,974	414,493

12 可供出售之金融資產

	截至 二〇〇五年 六月三十日 千港元
期初	**456,231**
添置	**463**
在權益中扣除之公允值減少	**(65,002)**
減值虧損	**(2,673)**
出售	**(1,639)**
期終	**387,380**

該等結餘指非上市證券之金融資產於二〇〇五年六月三十日之市值。

13 應收賬款

本集團對不同業務分類及市場已有既定之信貸政策。本集團之賒賬期一般為三至六個月。貿易應收款之賬齡分析如下：

	二〇〇五年 六月三十日 千港元	二〇〇四年 十二月三十一日 千港元
0至30日	**118,889**	174,569
31至90日	**97,266**	76,788
91至180日	**37,260**	81,345
181至365日	**74,318**	43,789
一年以上	**99,904**	81,377
	427,637	457,868

11 資本性開支(續)

	其他無形資產			收費公路及橋樑之權益					
	收購附屬公司之商譽	收購附屬公司之負商譽	總計	無形經營權	有形基建	總計	固定資產	投資物業	租賃土地及土地使用權
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二OO四年一月一日之期初賬面淨值,如前報告	49,039	(584,292)	(535,253)	1,750,864	348,783	2,099,647	1,405,545	4,845,537	—
會計政策變更之影響	—	—	—	—	—	—	(99,278)	—	8,143,566
於二OO四年一月一日之期初賬面淨值,經重列	49,039	(584,292)	(535,253)	1,750,864	348,783	2,099,647	1,306,267	4,845,537	8,143,566
添置	—	—	—	85	—	85	35,419	—	—
出售	—	—	—	—	—	—	(1,634)	(28,406)	(317,482)
期內折舊/攤銷	(1,590)	16,553	14,963	(44,472)	(6,224)	(50,696)	(68,487)	—	(65,839)
於二OO四年六月三十日之期終賬面淨值	47,449	(567,739)	(520,290)	1,706,477	342,559	2,049,036	1,271,565	4,817,131	7,760,245
添置	—	—	—	3,035	—	3,035	41,116	122,978	—
轉撥(至)/自持作發展/發展中物業	—	—	—	—	—	—	46,260	(261,873)	—
重估盈餘	—	—	—	—	—	—	—	76,750	—
出售	—	—	—	—	—	—	(16,368)	—	(550,389)
轉撥	—	—	—	—	—	—	78,444	20,319	(98,763)
期內折舊/攤銷	(2,084)	32,414	30,330	(44,472)	(6,223)	(50,695)	(69,659)	—	(53,776)
於二OO四年十二月三十一日之期終賬面淨值	45,365	(535,325)	(489,960)	1,665,040	336,336	2,001,376	1,351,358	4,775,305	7,057,317
列作:									
非流動									3,291,022
流動									3,766,295
									7,057,317

10 股息

	截至六月三十日止六個月	
	二〇〇五年 千港元	二〇〇四年 千港元
擬派發二〇〇五年中期股息每股0.01港元(二〇〇四年:0.0083港元)	**64,028**	52,531

11 資本性開支

	其他無形資產			收費公路及橋樑之權益					
	收購附屬公司之商譽 千港元	收購附屬公司之負商譽 千港元	總計 千港元	無形經營權 千港元	有形基建 千港元	總計 千港元	固定資產 千港元	投資物業 千港元	租賃土地及土地使用權 千港元
於二〇〇五年一月一日之期初賬面淨值,如前報告	45,365	(535,325)	(489,960)	1,665,040	336,336	2,001,376	1,441,325	4,775,305	—
會計政策變更之影響	—	—	—	—	—	—	(89,967)	—	7,057,317
於二〇〇五年一月一日之期初賬面淨值,經重列	45,365	(535,325)	(489,960)	1,665,040	336,336	2,001,376	1,351,358	4,775,305	7,057,317
採納香港財務報告準則第3號作出之期初調整	—	535,325	535,325	—	—	—	—	—	—
作出期初調整後於二〇〇五年一月一日之賬面淨值	45,365	—	45,365	1,665,040	336,336	2,001,376	1,351,358	4,775,305	7,057,317
添置	—	—	—	1,037	—	1,037	123,266	62,925	—
出售	—	—	—	—	—	—	(51,501)	(178,824)	(89,163)
重估盈餘	—	—	—	—	—	—	—	662,539	—
轉撥自待售物業	—	—	—	—	—	—	33,376	88,584	—
轉撥	—	—	—	—	—	—	(1,033)	48,272	(47,238)
期內折舊/攤銷	—	—	—	(44,473)	(6,306)	(50,779)	(79,672)	—	(58,664)
於二〇〇五年六月三十日之期終賬面淨值	45,365	—	45,365	1,621,604	330,030	1,951,634	1,375,794	5,458,801	6,862,252
列作:									
非流動									3,124,223
流動									3,738,029
									6,862,252

附註:本集團大部分租賃土地及土地使用權以及投資物業位於中國內地。

9 每股盈利

基本

每股基本盈利乃按本公司股權持有人應佔盈利除以期內已發行普通股加權平均數計算。

	截至六月三十日止六個月	
	二〇〇五年	二〇〇四年 經重列
本公司股權持有人應佔盈利(千港元)	**132,434**	111,506
已發行普通股加權平均數(千股)	**6,362,643**	6,300,121
每股基本盈利(港仙)	**2.08**	1.77

攤薄

每股攤薄盈利乃按調整未行使普通股加權平均數至假設全數兑換具潛在攤薄影響之普通股計算。本公司於期內尚未行使之購股權可發行具潛在攤薄影響之普通股，並根據尚未行使購股權所附認購權之貨幣價值計算，以釐定原可按公允值(按本公司股份每日平均市價釐定)收購之股份數目。按上文所計算之股份數目與假設購股權獲行使原已發行股份數目相若。

	截至六月三十日止六個月	
	二〇〇五年	二〇〇四年 經重列
本公司股權持有人應佔盈利(千港元)	**132,434**	111,506
已發行普通股加權平均數(千股)	**6,362,643**	6,300,121
購股權調整(千股)	**96,957**	131,390
每股攤薄盈利之普通股加權平均數(千股)	**6,459,600**	6,431,511
每股攤薄盈利(港仙)	**2.05**	1.73

8 稅項

(a) 年內的香港利得稅已按17.5%稅率(二○○四年：17.5%)及按估計應課稅溢利計提撥備。

(b) 本集團根據中國外商投資企業所得稅法(「中國稅法」)，按18%至33%稅率，就中國內地附屬公司、聯營公司及共同控制實體的盈利作出中國企業所得稅準備。根據中國稅法，本集團的若干附屬公司、聯營公司及共同控制實體由首個獲利年度起的兩年至五年獲享免繳所得稅，在免稅期後三年至五年享有所得稅減半的優惠。

(c) 中國土地增值稅按介乎30%至60%的累進稅率及按土地增值價值(即出售物業所得款項減可扣減的開支，包括土地的成本，以及發展及建設開支)徵收。

(d) 在簡明綜合損益表內扣除的稅項金額為：

	截至六月三十日止六個月	
	二○○五年	二○○四年 經重列
	千港元	千港元
本期稅項		
一香港利得稅	**809**	1,086
一以往年度撥備不足	**5,545**	—
一中國企業所得稅	**33,821**	48,785
一中國土地增值稅	**2,210**	8,695
與產生及撥回暫時性差額有關的遞延稅項	**285,508**	(509)
	327,893	58,057

下列各項應佔中國企業所得稅乃於損益表內列作聯營公司及共同控制實體所佔業績：

	截至六月三十日止六個月	
	二○○五年	二○○四年 經重列
	千港元	千港元
聯營公司		
一本期稅項	**8,521**	7,138
一遞延稅項	**5,648**	5,794
共同控制實體		
一本期稅項	**602**	—
一遞延稅項	**1,668**	1,748

7 按性質分類之開支

計入銷售成本、銷售及分銷開支以及一般及行政開支之開支分析如下：

	截至六月三十日止六個月	
	二○○五年	二○○四年 經重列
	千港元	千港元
已扣除		
廣告開支	**43,275**	43,630
已出售存貨之成本	**966,073**	1,520,737
帶來租金收入之投資物業產生之直接營運開支	**73,338**	44,573
折舊：		
一自置固定資產	**79,659**	68,474
一租賃固定資產	**13**	13
收費公路及橋樑權益之攤銷／折舊	**50,779**	50,696
租賃土地及土地使用權之攤銷		
一計入銷售成本	**54,775**	61,820
一計入行政開支	**3,889**	4,019
衍生工具 — 未符合資格對沖之利率互換	**4,206**	7,173
固定資產減值撥備	**10,418**	—
將持作發展／發展中物業撇減至其可變現淨值	**31,850**	—
員工成本		
一薪金及薪酬(包括董事酬金)	**98,195**	93,198
一退休金成本 — 定額供款計劃	**8,475**	7,545
一醫療福利成本	**2,050**	3,501
一社會保障成本	**11,472**	8,093
一解僱成本	**874**	6,349
一員工福利	**7,071**	9,051
一授予董事及僱員之購股權	**15,126**	6,223
經營租賃		
一租賃廠房及工作坊	**8,107**	8,184
一土地及樓宇	**37,336**	25,643
呆賬準備	**49,272**	2,891
滙兑虧損淨額	**1,517**	—

6 分部資料(續)

主要分部報告－業務分部資料(續)

	收費公路		房地產		造紙		本集團	
	於二〇〇五年六月三十日及二〇〇四年十二月三十一日							
	二〇〇五年六月三十日	二〇〇四年十二月三十一日 經重列	二〇〇五年六月三十日	二〇〇四年十二月三十一日 經重列	二〇〇五年六月三十日	二〇〇四年十二月三十一日 經重列	二〇〇五年六月三十日	二〇〇四年十二月三十一日 經重列
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分部資產	**2,120,203**	2,229,404	**18,684,566**	17,331,255	**1,592,434**	1,495,642	**22,397,203**	21,056,301
於共同控制實體權益	**495,482**	422,892	**243,772**	220,545	**—**	—	**739,254**	643,437
於聯營公司權益	**1,686,656**	1,671,842	**88,821**	88,506	**—**	—	**1,775,477**	1,760,348
未分配資產							**1,392,772**	1,016,434
總資產							**26,304,706**	24,476,520
分部負債	**722,574**	768,172	**10,401,586**	9,430,464	**589,427**	506,246	**11,713,587**	10,704,882
未分配負債							**3,267,482**	3,323,134
總負債							**14,981,069**	14,028,016

從屬分部報告－地區分部資料

	截至六月三十日止六個月				於二〇〇五年六月三十日及二〇〇四年十二月三十一日	
	營業額		資本性開支		資產總值	
	二〇〇五年	二〇〇四年 經重列	二〇〇五年	二〇〇四年 經重列	於二〇〇五年六月三十日	於二〇〇四年十二月三十一日 經重列
	千港元	千港元	千港元	千港元	千港元	千港元
香港	**82,853**	392,883	**1,686**	925	**1,319,396**	1,362,281
中國	**1,504,457**	1,856,258	**185,533**	34,579	**23,558,495**	22,051,223
海外	**881**	24,869	**9**	—	**34,043**	46,582
	1,588,191	2,274,010	**187,228**	35,504	**24,911,934**	23,460,086
未分配資產					**1,392,772**	1,016,434
資產總值					**26,304,706**	24,476,520

6 分部資料（續）

從屬分部報告－地區分部資料

本集團的三項業務範疇主要在香港及中國管理：

香港－房地產
中國－房地產、造紙和收費公路
其他－房地產

地區分部之間並無進行重大買賣活動。

主要分部報告－業務分部資料

	截至六月三十日止六個月							
	收費公路		房地產		造紙		本集團	
	二〇〇五年	二〇〇四年 經重列	二〇〇五年	二〇〇四年 經重列	二〇〇五年	二〇〇四年 經重列	二〇〇五年	二〇〇四年 經重列
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	**204,006**	191,002	**767,512**	1,520,151	**616,673**	562,857	**1,588,191**	2,274,010
分部業績	**87,926**	70,925	**551,399**	181,094	**68,505**	52,493	**707,830**	304,512
利息收入							**3,789**	3,077
未分配經營成本							**(25,839)**	(23,704)
財務費用							**(114,092)**	(75,463)
應佔下列公司的盈利減虧損：								
－共同控制實體	**20,008**	252	**(5,474)**	—	**—**	—	**14,534**	252
－聯營公司	**103,008**	91,035	**—**	308	**—**	—	**103,008**	91,343
除稅前盈利							**689,230**	300,017
稅項							**(327,893)**	(58,057)
期內盈利							**361,337**	241,960
資本開支	**1,309**	4,404	**84,350**	542	**101,569**	30,558	**187,228**	35,504
折舊及攤銷	**52,057**	56,883	**79,094**	66,807	**57,964**	61,332	**189,115**	185,022

5 重要會計估計及假設(續)

5.1 重要會計估計及假設(續)

(g) 現行稅項及遞延稅項

本集團須繳納中國內地及香港之稅項。於釐定稅項撥備金額及支付相關稅項之時間時，本集團須作出重大決定。日常業務過程中會出現許多最終稅項釐定並不明朗之交易及計算。倘若該等事宜之最後稅項結果有別於初步記錄之金額，差額將會對期間內與作出釐定有關之所得稅及遞延稅項撥備造成影響。

與若干暫時性差異及稅項虧損有關之遞延稅項資產會予以確認，是由於管理層認為有可能將未來應課稅溢利與可動用之暫時性差異或稅項虧損抵銷。倘若預期與原有估計有出入，該等差額將會影響期間內與估計有變有關之遞延稅項資產及稅項之確認。

5.2 採用實體之會計政策時之重要決定

投資物業與擁有人用佔物業之分別

本集團負責決定一項物業是否合資格成為投資物業。在作出其決定時，本集團會考慮該物業是否可在毋須依靠實體所持有之其他資產之情況下產生大量現金流量。擁有人佔用物業產生物業以及生產或供應過程中採用之其他資產應佔之現金流量。

某些物業會包括持有以賺取租金或供資本增值之部分及持有供生產或提供貨品或服務或作行政用途之另一部分。倘若該等部分可個別出售(或根據融資租約個別出租)，本集團會將有關部分獨立列賬處理。倘若該等部分不可個別出售，只要一小部分乃持有供生產或提供貨品或服務或作行政用途，物業一律會列作投資物業處理。須判斷配套服務是否決定物業並不符合資格成為投資物業之重要因素。本集團在作出判斷時會個別考慮每項物業。

6 分部資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業；製造及銷售新聞紙。期內營業額及分部業績如下：

主要分部報告－業務分部資料

本集團主要在香港及中國內地(「中國」)經營三項主要業務：

- 房地產－發展、出售及管理物業及持有投資物業
- 收費公路業務－發展、經營及管理收費公路及橋樑
- 造紙－製造及出售新聞紙

各項業務之間並無進行重大買賣活動。

5 重要會計估計及假設(續)

5.1 重要會計估計及假設(續)

(e) 投資物業公允值之估計

公允值之最佳憑證是類似租約及其他合約之活躍市場之現行價格。本集團聘請一間獨立專業測量師行漢華評值有限公司釐定本集團投資物業之公開市值。

在無獲得任何該等資料之情況下，本集團將金額釐定於合理公允值估計之範圍內。在作出其判斷時，本集團認為來自多項來源之資料包括：

i) 不同性質、狀況或地點(或視乎不同租約或其他合約而定)之物業活躍市場之現行價格，經作出調整以反映該等差異。

ii) 活躍程度較低市場內類似物業之最近價格，以及為反映自按該等價格進行交易當日起任何經濟狀況變動而作出之調整；及

iii) 根據來自任何現有租約及其他合約之條款之日後現金流量可靠估計，以及如同一地點及條件類似物業之現行市場租金等外界證據，採用反映現行市場評估現金流量之金額及時間等不明朗因素所計算之貼現現金流量預測。

倘若未獲提供投資物業之現行或近期價格資料，投資物業之公允值將會按照貼現現金流量估值技巧釐定。本集團所採用之假設主要以結算日之現存市況為基準。

管理層估計公允值時所採用之主要假設乃與下列各項有關：收取合約訂明租金；預期未來市場租金；作廢期間；維修需求；及適當貼現率。該等估值會定期與實際市場收益數據，及本集團進行之實際交易以及市場所滙的交易進行比較。

預期未來市場租金乃以同一地點及狀況之類似物業之現行市場租金為基準釐定。

(f) 以股份為基礎之購股權公允值之估計

本集團已受惠於香港財務報告準則第2號之過渡性條文，就二〇〇二年十一月七日後授出但於二〇〇五年一月一日尚未既得之購股權應用相關準則。於二〇〇五年一月一日前既得的購股權合共有230,790,200份，並無計入已授購股權公允值之計算內。

已授購股權之公允值乃採用獨立估值師漢華評值有限公司進行之Black-Scholes估值模式釐定。此方法之主要輸入數據為於授出日期當日之股價、行使價、預期股價回報之標準差異、購股權之預計年期、預期派息率及年度無風險比率。根據預期股價回報之標準差異計算之波幅，乃以購股權授出日期前一年內之每日股價之統計數字分析為準。

5 重要會計估計及假設

估計及判斷會根據過往經驗及其他因素不斷復核，包括對於有關情況下被認為合理之未來事件之期望。

5.1 重要會計估計及假設

本集團對未來作出估計及假設。此會計估計，就其定義而言，甚少會與有關實際結果相符。凡會導致對資產及負債的賬面價值作重大調整的重大風險的估計及假設討論如下。

(a) *收費公路及橋樑權益之定義*

本集團及受投資公司收費公路及橋樑之權益包括有形基本建設及無形經營權。有形基本建設之折舊乃根據於指定期間之車流量除以預測總流量為基準，按單位使用基準撇銷彼等之成本計算。

本集團會定期審閱於各資產年期內之預測總流量及(如適用)考慮所取得之獨立專業交通調查。倘出現重大變動，則會作出適當調整。

現時，預測個別收費公路及橋樑每年之流量增長率介乎百分之二至百分之五左右。

(b) *估計商譽減值*

本集團每年測試商譽是否根據附註3.3所述之會計政策蒙受任何減值。現金產出單元之可收回金額已根據使用中價值計算方法釐定。該等計算須使用估計。

(c) *物業及設備、投資物業、租賃土地及土地使用權及用作長期投資之發展中物業之估計減值*

無論發生任何有跡象顯示賬面金額可能不獲收回之事件或情況變動，物業及設備、投資物業、租賃土地及土地使用權及用作長期投資之發展中物業均須就減值作出檢討。物業及設備、租賃土地及土地使用權及用作長期投資之發展中物業之可收回金額已根據使用中價值計算方法釐定；而投資物業之可收回金額已於參考獨立估值後釐定。該等計算及估值規定須採用判斷及估計。

(d) *估計待售發展中物業及已完成出售物業之撇減*

本集團將待售發展中物業及已完成出售物業撇減至根據評估待售發展中物業及已完成出售物業之可變現能力計算之可變現淨值。倘發生有跡象顯示結餘可能不獲變現之事件或情況變動，便會記錄撇減。辨別撇減規定須採用判斷及估計。倘預期與原有估計出現差異，則有關差異將會影響該等估計變更之期間內，待售發展中物業及已完成出售物業之賬面值及撇減。

4 財務風險管理

4.1 財務風險因素

本集團之經營活動令其面臨各種財務風險：外滙風險、信貸風險、流動性風險和現金流量之利率風險。

(a) 外滙風險

本集團某部份於中國內地經營之附屬公司進行之大部分交易以人民幣為單位。本集團須承受來自人民幣兑港元之滙兑風險。本集團並無對沖其匯率風險。

此外，對人民幣轉換為外幣受中國政府頒佈之外滙管制條例監管。

(b) 信貸風險

本集團之信貸風險並無高度集中。綜合資產負債表內貿易應收款項之賬面金額指本集團有關其財務資產之最高信貸風險。

(c) 流動資金風險

本集團確保其擁有充裕現金及信貸額以應付其流動資金需要。

(d) 現金流量及公允價值之利率風險

本集團無重大計息之資產，故本集團之收入及經營現金流量與市場利率的變動保持較大的獨立性。

本集團之利率風險源自長期貸款。浮動利率的貸款令本集團承擔現金流量利率風險，而固定利率的貸款令本集團承擔公允價值之利率風險。本集團並無對沖其現金流量及公允值利率風險。

4.2 公允價值之估計

名義價值減去應收賬款及應付賬款之信貸調整被假設與其公允價值相約。作為披露目的，金融負債之公允價值是根據類似金融工具之現時市場利率對未來約定之現金流量折現而估計。

3 新會計政策(續)

3.5 投資(續)

(b) 貸款及應收款項

貸款及應收款項乃非衍生工具財務資產，連同並無於活躍市場上報價之固定或可予釐定之付款。貸款及應收款項於本集團向一名無意買賣應收款項之債務人直接提供金錢、貨物或服務時產生。貸款及應收款項計入流動資產內，惟到期日超過結算日後十二個月者除外。該等貸款及應收款項被列作非流動資產。貸款及應收款項於資產負債表內列作貿易及其他應收款項。

(c) 持有至到期投資

持有至到期投資是非衍生財務資產，連同固定或可予釐定之付款，以及本集團管理層有意積極及有能力持有至到期之固定到期項目。期內，本集團並無持有該類別之任何投資。

(d) 可供出售財務資產

可供出售財務資產乃此類別所指定或並無列作任何其他類別之非衍生工具。除非管理層有意於結算日起計之十二個月內出售投資，否則可供出售財務資產列作非流動資產。

本集團於各個結算日評估是否有客觀證據顯示一項財務資產或一組財務資產已減值。倘股本證券被列作可供出售，則於釐定證券是否減值時會考慮證券之公允值是否大幅或持續下降至低於其成本。倘可供出售財務資產出現該等證據，則累積虧損(計算作收購成本與現行公允值之間之差額減先前於損益表內確認之財務資產之任何減值虧損)會從股本中剔除，並於損益表內確認。在損益表確認的股本工具減值虧損不會在損益表內撥回。

3.6 以股本為基礎之補償

本集團負責推行以股本結算、以股本為基礎之補償計劃。為換取授出購股權而已接受僱員服務之公允值確認作一項開支。於歸屬期間內將予列支之總額乃經參考所授出購股權之公允值後釐定，當中不包括任何非市場歸屬條件之影響(例如盈利能力及銷售增長目標)。有關預期可予行使之購股權數目之假設包括非市場歸屬條件。於各個結算日，實體修改其對預期可予行使之購股權數目作出之假設。本集團於損益表內確認修改原有估計之影響(如有)，以及於餘下歸屬期間內對股本相應作出之調整。

已收取之所得款項已扣減於購股權獲行使時撥入股本之任何直接應佔交易成本(面值)及股份溢價。

3 新會計政策(續)

3.4 資產減值

對使用年期不確定的資產不予以攤銷，但在出現顯示賬面金額不可收回之事件或變動之情況下，該資產需至少每年作減值測試。需計提攤銷的資產，於事件或環境變化顯示其賬面金額不能回收時進行減值復核。減值損失按資產賬面金額超過其可收回金額部分確認。可收回金額是指扣除銷售成本後之資產公允價值與資產使用價值中之較高者。在作減值評估時，對產生獨立可辨認的現金流量的資產按最小化組合為評估單位(現金產出單元)。

3.5 投資

由二〇〇四年一月一日至二〇〇四年十二月三十一日：

本集團將其證券投資(附屬公司、聯營公司及共同控制實體除外)列作其他投資。

持作長期投資之其他投資按成本減累積減值虧損入賬。個別投資之賬面金額於各個結算日作檢討，以評估公允值是否下降至低於賬面金額。當出現暫時下降以外之下降，該等投資之賬面金額將減少至其公允值。減值虧損已於發生導致撇減或撇銷不再存在之情況及事件，以及有具說服力之證據顯示該等新情況及事件將於可見未來持續出現時，減值虧損獲撥回至損益表內。

倘本集團將於有關連合營期間終止時交出投資之權利及權益，將會就攤銷作出撥備，以直線法於合營期間內撇銷其成本。其他投資之結果按已收取及應收取之股息之基準列賬。

自二〇〇五年一月一日起：

本集團將其投資分以下類別：以公允價值計量並計入損益之金融資產、借款和應收款項，持有至到期日之投資及可供出售之金融資產。該等分類以取得該等投資之目的為依據。管理層在初始投資時確定其分類，並於每個報告日對該等認定進行重估。

(a) 按公允值計入損益賬內之財務資產

此類別共有兩個分類：持作買賣之財務資產，以及於開始時指定按公允值計入損益賬內之財務資產。倘主要用作短期出售或由管理層指定而收購之財務資產屬於此類別。除非衍生工具專門用作進行對沖，否則彼等會列作持作買賣之衍生工具。倘此類資產是持作買賣或預期於結算日起計之十二個月內變現，則會被列作流動資產。

3 新會計政策(續)

3.2 投資物業

持作長期出租或資本增值或以上兩項目的，而並非由綜合集團內各公司佔用之物業，均列作投資物業。

投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。

當符合投資物業之其餘定義時，根據經營租賃持有之土地列作投資物業入賬。經營租賃會按如融資租賃般入賬。

投資物業初步按其成本(包括關連交易成本)計算。

於初步確認後，投資物業按公平值入賬。公平值是按交投活躍市場之價格計算，並在有需要時就指定資產之性質、地點或狀況之任何差異調整有關市價。

投資物業之公平值表示包括來自現有租約之租金收入，以及現時市況下對來自日後租約之租金收入之假設。

當該項目相關之日後經濟利益將會流入本集團，以及項目成本可被可靠計量時，方會從資產之賬面額中扣除其後開支。所有其他維修及保養成本於產生的財務期間內在損益報表內列支。

公平值之變動於損益表內確認。

倘一項投資物業由所有人佔用，則被重新分類為物業、廠房及設備，而其於重新分類日期之公允值就會計處理而言成為其成本。興建或發展作日後用作投資物業的物業被列作物業、廠房及設備，並於有關興建或發展工程完成前，按成本列賬，而於興建或發展工程完成時，會作重新分類，其後並列作投資物業入賬。

倘物業、廠房及設備之項目因其用途改變而成為一項投資物業，該項目於轉讓日期之賬面值與公允值之間所產生之任何差額，根據香港會計原則第16號於股本內被確認作物業、廠房及設備之重估。然而，倘公允值收益撥回先前之減值虧損，則收益會於損益報表內確認。

3.3 商譽／負商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司／聯營公司／共同控制實體之可分辨淨資產公允值之數額。收購附屬公司之商譽計入無形資產。收購聯營公司及共同控制實體之商譽計入各自之投資。商譽每年經減值測試，並按成本減累計減值虧損入賬。

商譽獲分配予產生現金單位，以進行減值測試。

倘本集團於已確認之可分辨資產、負債及或然負債之公允淨值之權益超過業務合併之成本，本集團將會：

- 重新評估被收購人之可分辨資產、負債及或然負債之分辨及計量方法，並計算合併之成本；及
- 於進行該項重新評估後，即時將任何多出之餘額在損益表內確認。

3 新會計政策(續)

3.1 外幣折算(續)

(b) 交易和餘額

外幣交易以交易日之滙率轉換為功能貨幣。由於外幣交易的結算和對以外幣顯示之貨幣性資產和負債按年末滙率折算所產生之收益和損失均在損益表確認，惟於股權遞延時列作符合資格之現金流量對沖或符合資格之投資淨額對沖。

非貨幣項目(如按公允值誌入損益賬內持有之股本工具)之匯兑差額列報作損益公允值之一部分。非貨幣項目(列作可供出售金融資產之股權)之匯兑差額列作股本儲備之公允值。

(c) 集團公司

對其功能貨幣(均未使用惡性通貨膨脹的貨幣)和本集團的報告貨幣不一致之所有集團公司，其業績和財務狀況按下列方法折算為報告貨幣：

(i) 各資產負債表之資產負債項目按照資產負債表日之滙率折算；

(ii) 各損益表之收入和費用項目按照期內平均滙率折算。若平均滙率不能合理反映於交易日的滙率之累計影響，則需按照收入及費用發生時的滙率折算；及

(iii) 外幣折算產生之差額，作為權益的單獨項目確認。

於綜合時，對國外實體投資、借款及專用作對沖該等投資之其他貨幣工具之折算產生之滙兑差額計入股東權益。處置國外業務時，相應的外幣折算差額作為處置損益的一部分於損益表中確認。

取得國外實體形成之商譽和公允價值之調整作為該國外實體之資產和負債，並按照資產負債表日滙率進行折算。

2 會計政策之變動(續)

(b) 會計政策變更對本集團之影響(續)

採納香港一詮釋第3號已導致有關因出售待售發展中物業之完成前合約產生之收益確認之會計政策變更。截至二零零五年六月三十日止六個月的綜合資產負債表及綜合損益表之影響如下:

	於二〇〇五年六月三十日 千港元
發展中物業增加	**394,476**

	截至二〇〇五年六月三十日止六個月 千港元
銷售減少	**543,030**
銷售成本減少	**394,476**
稅項減少	**49,023**
每股盈利(港仙)減少	**1.52**
每股攤薄盈利(港仙)減少	**1.50**

3 新會計政策

截至二〇〇五年六月三十日止六個月之簡明綜合賬目所採用之會計政策與二〇〇四年賬目附註1所載者相同,惟下列各項除外:

3.1 外幣折算

(a) 功能貨幣和報告貨幣

本集團各實體財務報表之項目以該實體經營之主要經濟環境下的貨幣(「功能貨幣」)計量。本公司及其香港附屬公司以港元入賬及記錄,而所有其他主要集團成員公司則以人民幣入賬及記錄。綜合財務報表以本公司之功能貨幣和報告貨幣,即港幣,進行列報。

2 會計政策之變動(續)

(b) 會計政策變更對本集團之影響(續)

以下是上述會計政策變更對個別會計項目影響之概要：

增加/(減少)	(附註i) 採納 香港會計準則 第17號之影響 千港元	(附註ii) 採納 香港會計準則 第39號之影響 千港元	(附註iii) 採納香港會計 準則—詮釋 第21號之影響 千港元	(附註iv) 採納香港 財務報告準則 第2號之影響 千港元	(附註v) 採納香港 財務報告準則 第3號之影響 千港元	總計 千港元
截至二〇〇四年六月三十日止六個月之損益表						
銷售成本	23,901	—	—	—	—	23,901
行政開支	3,527	—	—	6,223	—	9,750
稅項	(11,746)	—	—	—	—	(11,746)
少數股東權益	(2,206)	—	—	—	—	(2,206)
每股盈利						
—基本(港仙)	(0.21)	—	—	(0.10)	—	(0.31)
—攤薄(港仙)	(0.21)	—	—	(0.10)	—	(0.31)
於二〇〇五年一月一日之資產負債表項目						
固定資產	(89,967)	—	—	—	—	(89,967)
租賃土地及土地使用權－非即期部分	3,291,022	—	—	—	—	3,291,022
其他無形資產	—	—	—	—	535,325	535,325
共同控制實體之權益	(3,280)	—	—	—	—	(3,280)
可供出售之金融資產	—	456,231	—	—	—	456,231
其他投資	—	(261,347)	—	—	—	(261,347)
持作發展/發展中物業	(6,734,381)	—	—	—	—	(6,734,381)
待售物業	(954,192)	—	—	—	—	(954,192)
租賃土地及土地使用權—即期部分	3,766,295	—	—	—	—	3,766,295
其他應收款項、預付款項及按金	—	15,008	—	—	—	15,008
總資產	(724,503)	209,892	—	—	535,325	20,714
遞延稅項負債	(246,514)	69,439	(224,385)	—	—	(401,460)
總負債	(246,514)	69,439	(224,385)	—	—	(401,460)
淨資產	(477,989)	140,453	224,385	—	535,325	422,174
儲備	(459,085)	134,387	215,152	—	529,685	420,139
少數股東權益	(18,904)	6,066	9,233	—	5,640	2,035
權益總額	(477,989)	140,453	224,385	—	535,325	422,174

2 會計政策之變動(續)

(b) 會計政策變更對本集團之影響

以下是上述有關於二〇〇五年一月一日股本及截至二〇〇四年六月三十日止六個月之業績及每股盈利之會計政策變更影響之概要：

	增加／(減少)
權益	**於二〇〇五年一月一日 千港元**
租賃土地及土地使用權攤銷(附註i)	**(477,989)**
金融資產之重估盈餘(附註ii)	**140,453**
收回重估資產基準變更導致遞延税項減少(附註iii)	**224,385**
取消確認負商譽(附註v)	**535,325**
	422,174

業績	截至二〇〇四年六月三十日止六個月 千港元
租賃土地及土地使用權攤銷(附註i)	(15,682)
購股權計劃相關開支(附註iv)	(6,223)
	(21,905)
應佔：	
本公司股權持有人	(19,699)
少數股東權益	(2,206)
	(21,905)

每股盈利	截至二〇〇四年六月三十日止六個月 港仙
基本及攤薄	
租賃土地及土地使用權攤銷(附註i)	(0.21)
購股權計劃相關開支(附註iv)	(0.10)
	(0.31)

2 會計政策之變動(續)

(a) 採納新香港財務報告準則之影響(續)

按照香港財務報告準則第3號之條文，自二〇〇五年一月一日起，本集團停止對商譽進行攤銷，於二〇〇四年十二月三十一日之累計攤銷已經從商譽成本相應減少而沖銷；自截至二〇〇五年十二月三十一日止年度起，於每年及於減值跡象出現時對商譽進行減值測試。負商譽於二〇〇五年一月一日之賬面值已於二〇〇五年一月一日被取消確認，並對保留盈利之期初結餘作出相應調整。

本集團已根據香港會計準則第38號之條文，重估其無形資產之可使用年期。本項重估並無導致作出任何調整。

採納香港一詮釋第3號已導致有關因出售待售發展中物業之完成前合約產生之收益確認之會計政策變更。該等收益只會於銷售協議完成後確認，而銷售協議完成是指物業完成交付予買家之時候。於過往年度，乃採用完工進度法確認出售待售發展中物業之完成前合約產生之收益。

調整會計政策已依據各準則之過渡性條文作出一切變更。除下列所載外，本集團採納之所有準則均需追溯應用：

- 香港會計準則第16號：於資產交易之交換中收購一項物業、廠房及設備之初步計量按公允價值入賬，只會於日後交易中追溯計算；

- 香港會計準則第21號：規定商譽之會計處理須作追溯計算及公允值調整作為外國業務之一部分；

- 香港會計準則第39號不允許根據此準則對金融資產與負債作出追溯確認、終止確認及計量。本集團已對其他投資於二〇〇四年之比較資料採用先前之會計實務準則(「會計實務準則」)第24號「證券投資之會計處理」處理。會計實務準則第24號及香港會計準則第39號之間之會計差異(如有)，均於二〇〇五年一月一日進行確定及確認；

- 經修訂香港會計準則第40號，自本集團採納公允值模式以來，本集團毋須重列比較資料。應就二〇〇五年一月一日之保留盈利作出任何調整，包括將投資物業重估盈餘中持有之任何金額重新分類；

- 香港會計準則一詮釋第15號並無規定於二〇〇五年一月一日前開始確認租約獎勵；

- 香港財務報告準則第2號只會追溯應用於二〇〇二年十一月七日後授出但於二〇〇五年一月一日歸屬之所有股本工具；及

- 香港財務報告準則第3號在採納日期以後採用，不須追溯。

2 會計政策之變動(續)

(a) 採納新香港財務報告準則之影響(續)

採納新／經修訂香港會計準則第1、8、16、21及24號及香港會計準則－詮釋第15號及香港－詮釋第4號並無導致本集團之會計政策出現重大變動。總括而言，

- 香港會計準則第1號已影響少數股東權益、應佔聯營公司及共同控制實體之除稅後業績淨額及其他披露事宜之列報。
- 香港會計準則第8、第16號及香港會計準則－詮釋第15號及香港－詮釋第4號對本集團之政策並無任何重大影響。
- 香港會計準則第21號對本集團之政策並無重大影響。各合併實體之功能貨幣已按照經修訂準則之指引作重新評估。本集團實體全部以同一功能貨幣作為各項實體財務報表之報告貨幣。
- 香港會計準則第24號已影響識別有關連人士之身份及若干其他有關連人士之披露。

採納香港會計準則第17號已導致會計政策變更，租賃土地須由物業、廠房及設備重新歸類為經營租賃。就租賃土地作出之一次性預付款項，於租賃期內按照直線法在損益表中列作支出。若有減值，則減值部分會在損益表中列作支出。於以往年度，租賃土地是按照成本減去累計折舊及累計減值入賬。

採納香港會計準則第32號及39號導致有關對以公允價值計量並計入損益之金融資產及可供出售之金融資產之分類之會計政策變更。此外，亦導致按公允價值確認衍生財務工具，而對沖活動之確認及計量變更。

採納香港會計準則第40號已導致投資物業之會計政策有所轉變，當中公平值之變動於損益表內列作其他收入之一部分。於過往年度，公平值之增加乃計入投資物業重估儲備內。公平值之減少首先按投資組合基準抵銷較早時估值之增加，餘額則記入損益表。

採納香港會計準則—詮釋第21號已導致有關計算因重估投資物業產生之遞延税項負債之會計政策出現變動。該等遞延税項負債是根據將會隨著收回透過使用或透過使用及其後出售資產之賬面值出現之税務後果計算。於過往年度，該項資產之賬面值預期會透過出售而收回。

採納香港財務報告準則第2號已導致對有關以股份為基礎之付款之會計政策之變更。直至二〇〇四年十二月三十一日，向僱員提供購股權並無導致損益表出現開支。由二〇〇五年一月一日，本集團於損益表列支購股權成本。作為一項過渡性條文，於二〇〇二年十一月七日後授出但於二〇〇五年一月一日尚未歸屬之購股權成本於各個期間之損益表內追溯列支。

採納香港財務報告準則第3號、香港會計準則第36及第38號已導致商譽之會計政策有所轉變。二〇〇四年十二月三十一日止，商譽是於最長二十年之期間以直線法攤銷及於每個結算日評估有否減值跡象。

1 編製基準及會計政策

本未經審核簡明綜合中期賬目已根據香港會計師公會發出之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

該等簡明綜合中期賬目應與二〇〇四年財務報表一併閱讀。

除了本集團已於其採納新／經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)(由二〇〇五年一月一日或該日之後之會計期間生效)後更改其若干會計政策外，編製該等簡明綜合財務資料所採用之會計政策及計算方法，均與編製截至二〇〇四年十二月三十一日止年度之年度財務報表所採用者一致。

該等中期賬目已根據於編製該等賬目時已發出及生效之該等香港財務報告準則及詮釋而編製。於二〇〇五年十二月三十一日將適用之香港財務報告準則及詮釋(包括將會按選擇性適用者)，於編製該等中期財務資料時並未確定得悉。

本集團之會計政策之變動及採納該等新政策之影響載於下文附註2。

2 會計政策之變動

(a) 採納新香港財務報告準則之影響

於二〇〇五年，本集團已採納以下與其業務有關之新／經修訂香港財務報告準則。二〇〇四年之比較數字已根據有關規定在有需要時予以修訂。

香港會計準則第1號	財務報表之呈列
香港會計準則第8號	會計政策、會計估計之變動及差錯
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	滙率變動之影響
香港會計準則第24號	關連人士之披露
香港會計準則第32號	財務工具：披露及呈列
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	財務工具：確認及計量
香港會計準則第40號	投資物業
香港會計準則－詮釋第15號	經營租約－獎勵
香港會計準則－詮釋第21號	所得税－收回經重估非折舊資產
香港財務報告準則第2號	以股份為基礎之付款
香港財務報告準則第3號	企業合併
香港－詮釋第3號	收入－開發中物業預售合約
香港－詮釋第4號	租約－釐定香港土地租約租賃期之長短

		未經審核			
		本公司股權持有人應佔			
				少數	
		股本	儲備	股東權益	總額
	附註	千港元	千港元	千港元	千港元
於二〇〇四年一月一日之結餘（如前所述為權益）		624,872	6,344,488	—	6,969,360
於二〇〇四年一月一日之結餘（如前所述單列為少數股東權益）		—	—	3,374,822	3,374,822
租賃土地及土地使用權攤銷	19	—	(421,230)	(16,209)	(437,439)
就投資物業重估所產生遞延稅項作出之調整	19	—	216,413	9,220	225,633
於二〇〇四年一月一日之結餘（經重列）		624,872	6,139,671	3,367,833	10,132,376
匯兑差額	19	—	(496)	(170)	(666)
出售待售物業時撥回儲備	19	—	(8,933)	—	(8,933)
直接在權益中確認之開支淨額		—	(9,429)	(170)	(9,599)
期內盈利		—	111,506	130,454	241,960
截至二〇〇四年六月三十日止六個月之確認收入總額		—	102,077	130,284	232,361
僱員購股權計劃 — 僱員服務價值	19	—	6,223	—	6,223
發行股本	17及19	7,369	22,536	—	29,905
被視作收購附屬公司		—	—	27,822	27,822
二〇〇三年股息	19	—	(68,123)	(179,034)	(247,157)
		7,369	(39,364)	(151,212)	(183,207)
於二〇〇四年六月三十日之結餘		632,241	6,202,384	3,346,905	10,181,530

截至二○○五年六月三十日止六個月

		未經審核			
		本公司股權持有人應佔			
				少數	
		股本	儲備	股東權益	總額
	附註	千港元	千港元	千港元	千港元
於二○○五年一月一日之結餘（如前所述為權益）		635,160	6,599,141	—	7,234,301
於二○○五年一月一日之結餘（如前所述單列為少數股東權益）		—	—	3,467,807	3,467,807
租賃土地及土地使用權攤銷	19	—	(459,085)	(18,904)	(477,989)
就投資物業重估所產生遞延税項作出之調整	19	—	215,152	9,233	224,385
於二○○五年一月一日之結餘（經重列）		635,160	6,355,208	3,458,136	10,448,504
採納香港會計準則第39號作出之期初調整	19	—	134,387	6,066	140,453
採納香港財務報告準則第3號作出之期初調整	19	—	529,685	5,640	535,325
作出期初調整後於二○○五年一月一日之結餘（經重列）		635,160	7,019,280	3,469,842	11,124,282
匯兑差額	19	—	2,695	1,062	3,757
可供出售之金融資產公允值減少	19	—	(21,673)	(43,964)	(65,637)
直接在權益中確認之開支淨額		—	(18,978)	(42,902)	(61,880)
期內盈利		—	132,434	228,903	361,337
截至二○○五年六月三十日止六個月之確認收入總額		—	113,456	186,001	299,457
僱員購股權計劃 — 僱員服務價值	19	—	15,126	—	15,126
發行股本	17及19	2,753	10,350	—	13,103
二○○四年股息	19	—	(57,328)	(71,003)	(128,331)
		2,753	(31,852)	(71,003)	(100,102)
於二○○五年六月三十日之結餘		637,913	7,100,884	3,584,840	11,323,637

	未經審核 截至六月三十日止六個月 二〇〇五年 千港元	二〇〇四年 經重列 千港元
經營業務產生之現金流入淨額	**546,185**	743,708
投資業務之現金流出淨額	**(167,292)**	(128,625)
理財項目之現金流出淨額	**(15,799)**	(684,277)
現金及現金等價物之增加／(減少)	**363,094**	(69,194)
於一月一日之現金及現金等價物	**806,147**	1,035,808
於六月三十日之現金及現金等價物	**1,169,241**	966,614
現金及現金等價物結餘分析：		
銀行結餘及現金	**1,178,174**	991,992
銀行透支	**(8,933)**	(25,378)
	1,169,241	966,614

於二〇〇五年六月三十日及二〇〇四年十二月三十一日

	附註	於二〇〇五年六月三十日 未經審核 千港元	於二〇〇四年十二月三十一日 經重列 千港元
負債			
流動負債			
應付賬款	14	**358,974**	414,493
應付地價		**785,685**	729,410
其他應付款項及應計費用		**3,657,210**	3,054,229
應付共同控制實體款項		**120,661**	123,442
應付聯營公司款項		**112,150**	112,150
應付少數股東款項		**149,092**	186,831
借款	15	**1,607,449**	2,046,850
金融衍生工具	16	**33,228**	29,021
應付税項		**96,479**	133,798
		6,920,928	6,830,224
流動資產淨值		**4,364,412**	3,890,964
總資產減流動負債		**19,383,778**	17,646,296
非流動負債			
借款	15	**4,590,722**	4,038,412
遞延税項負債	20	**3,469,419**	3,159,380
		8,060,141	7,197,792
淨資產		**11,323,637**	10,448,504
權益			
本公司股權持有人應佔股本及儲備			
股本	17	**637,913**	635,160
其他儲備	19	**5,918,499**	5,770,281
保留盈利	19		
－擬派股息		**64,028**	57,266
－其他		**1,118,357**	527,661
		7,738,797	6,990,368
少數股東權益		**3,584,840**	3,458,136
權益總額		**11,323,637**	10,448,504

於二〇〇五年六月三十日及二〇〇四年十二月三十一日

	附註	於 二〇〇五年 六月三十日 未經審核 千港元	於 二〇〇四年 十二月三十一日 經重列 千港元
資產			
非流動資產			
於收費公路及橋樑之權益	11	**1,951,634**	2,001,376
其他無形資產	11	**45,365**	(489,960)
固定資產	11	**1,375,794**	1,351,358
投資物業	11	**5,458,801**	4,775,305
租賃土地及土地使用權	11	**3,124,223**	3,291,022
於共同控制實體之權益		**739,254**	643,437
於聯營公司之權益		**1,775,477**	1,760,348
遞延税項資產	20	**56,538**	56,199
其他應收款項－非即期部分		**104,900**	104,900
可供出售之金融資產	12	**387,380**	—
其他投資		**—**	261,347
		15,019,366	13,755,332
流動資產			
持作發展／發展中物業		**4,090,234**	3,567,636
待售物業		**1,079,953**	1,235,566
租賃土地及土地使用權	11	**3,738,029**	3,766,295
存貨		**208,816**	195,288
應收關連公司款項		**1,219**	3,234
應收賬款	13	**427,637**	457,868
其他應收款項、預付款項及按金		**469,692**	593,644
已押記銀行存款		**91,586**	70,747
銀行結餘及現金		**1,178,174**	830,910
		11,285,340	10,721,188

簡明綜合損益表

截至二〇〇五年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇五年 千港元	二〇〇四年 經重列 千港元
營業額	6	**1,588,191**	2,274,010
銷售成本	7	**(1,237,618)**	(1,734,213)
毛利		**350,573**	539,797
其他收益		**6,839**	9,795
銷售及分銷開支	7	**(55,125)**	(63,168)
一般及行政開支	7	**(279,046)**	(202,539)
投資物業的重估盈餘		**662,539**	—
經營盈利		**685,780**	283,885
財務費用		**(114,092)**	(75,463)
應佔下列公司的盈利減虧損			
共同控制實體		**14,534**	252
聯營公司		**103,008**	91,343
除稅前盈利		**689,230**	300,017
稅項	8	**(327,893)**	(58,057)
期內盈利		**361,337**	241,960
應佔：			
本公司股權持有人		**132,434**	111,506
少數股東權益		**228,903**	130,454
		361,337	241,960
按期內本公司股權持有人應佔盈利計算的每股盈利	9		
－基本		**2.08港仙**	1.77港仙
－攤薄		**2.05港仙**	1.73港仙
中期股息	10	**64,028**	52,531

利息保障倍數

二〇〇五年上半年之利息保障倍數為3.7倍(二〇〇四年經重列：7.4倍)，乃按計入應佔聯營公司及共同控制實體的盈利減虧損後的經營盈利，並就非現金項目作出調整後計算得出。利息保障倍數下跌主要由於期內利息開支增加所致。

僱員

於二〇〇五年六月三十日，本集團聘用約7,250名僱員，其中約7,120名僱員主要參與地產、收費公路及造紙的業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

資本性開支及投資

二〇〇五年上半年，本集團之資本性開支及投資約為52,600,000港元，該等開支為對共同控制實體廣州市西二環高速公路有限公司(「廣州市西二環高速公路公司」)之股本注資。購買固定資產及生產設施之資本性開支約為187,000,000港元。

資本及其他承擔

於二〇〇五年六月三十日，本集團向廣州市西二環高速公路作出人民幣206,500,000元(相等於約193,900,000港元)之股本結餘承擔。此項結餘將會於獲廣州市西二環高速公路公司之董事會進一步通過後分期支付。

或然負債

於二〇〇五年六月三十日，本集團已為購置若干物業單位之買家安排銀行融資，以及提供擔保以保證償還貸款之責任達126,000,000港元(二〇〇四年：250,000,000港元)。

資本結構

下表概述本集團資本架構成分：

	二〇〇五年 六月三十日		二〇〇四年 十二月三十一日 (經重列)	
	千港元	%	千港元	%
銀行借款(浮息)				
以人民幣結算	**2,360,677**	**18**	2,382,496	20
以美元結算	**—**	**—**	117,000	1
以港元結算	**2,980,000**	**23**	2,670,231	22
總銀行借款	**5,340,677**	**41**	5,169,727	43
股東權益	**7,738,797**	**59**	6,990,368	57
資本總值	**13,079,474**	**100**	12,160,095	100
總資本負債比率	**41%**		43%	

流動資金及資金來源

於二○○五年六月三十日，本集團之銀行存款及現金(包括有押記銀行存款)達1,270,000,000港元(二○○四年：902,000,000港元)，其中大多數是人民幣。

於二○○五年六月三十日，本集團之未償還銀行借款(不包括銀行透支)(「銀行借款」)約5,341,000,000港元(二○○四年：5,170,000,000港元)，其中銀行借款約44%是以人民幣為單位，而其餘是以港元為單位。

下表顯示銀行借款之還款時間表：

於下列期間內償還：

	千港元
一年	1,597,302
一至二年	768,277
二至五年	2,975,098
總計	5,340,677

銀行借款約30%須於一年內償還，其中84%為人民幣貸款。

財務政策

本集團繼續確保其業務自多個具競爭力之途徑獲取資金，擁有已承諾融資額供進行再融資及業務發展。此外，本集團採取穩健方法積極管理貨幣及利率風險。

於二○○五年五月三十日，本集團獲得一筆為數38億港元之五年期貸款融資，用作為現有銀行借款再融資，並為業務發展提供適當之營運資金水平。

本集團之融資活動繼續獲得銀行接受及全面支持。由於預計出現新投資項目或銀行貸款到期，本集團將會考慮新融資，同時維持適當之資本負債水平。

本集團之財務政策是不會從事投機交易。本集團將會按照財務指引，動用遠期合約及利率與貨幣掉期來處理外幣交易風險。

本集團之借款大部分以港元為單位，因此，須面對與人民幣收入之市場變動有關之匯率風險。由於借款現時按浮動倫敦銀行同業拆息率計息，利率波動亦可能會增加借款成本。本集團採用利率及貨幣掉期工具以減低利率及匯率風險，如於利率與匯率不確定或波動時，本集團將考慮動用標準對沖工具，以將相關風險減至最低。

截至二〇〇五年六月三十日止六個月，受物業評估升值的影響，本集團除稅前盈利689,230,000港元，較去年同期上升130%。

截至二〇〇五年六月三十日止六個月，本集團稅項包括計提遞延稅項為327,893,000港元，較去年同期上升465%。

截至二〇〇五年六月三十日止六個月，受惠於物業評估升值，本集團除稅後盈利為361,337,000港元，較去年同期上升49%。

截至二〇〇五年六月三十日止六個月，由於除稅後盈利大幅增加令少數股東權益增加75%至228,903,000港元。

截至二〇〇五年六月三十日止六個月，本集團的股東應佔盈利增長19%至132,434,000港元。每股基本盈利為2.08港仙，較二〇〇四年同期上升18%。

中期股息

本公司董事會已議決宣派二〇〇五年中期股息每股0.01港元(二〇〇四年：0.0083港元)，並定於二〇〇五年十一月八日派發予於二〇〇五年十月二十八日名列股東名冊的股東。中期股息的派息率為48%。

每股盈利

	截至六月三十日止六個月	
	二〇〇五年	二〇〇四年 經重列
已發行股份加權平均數	**6,362,643,190**	6,300,120,794
股東應佔盈利(港元)	**132,434,000**	111,506,000
每股基本盈利(港仙)	**2.08**	1.77
每股全面攤薄盈利(港仙)	**2.05**	1.73

於二〇〇五年六月三十日，發行在外之已發行股份總數為6,379,125,914股。

財務回顧

業績分析

本集團截至二○○五年六月三十日止六個月的營業額為1,588,191,000港元，較二○○四年同期減少30%，營業額減少主要是由於確認銷售發展中物業所得收益之會計政策變化所致。交通業務及造紙業務則受惠於國內經濟持續增長，營業額較去年同期分別增長7%和10%。

根據香港會計師公會頒佈的香港－詮釋第3號：收入－開發中物業預售合約，本集團地產業務不再採用完工百分比法來確認預售物業的收入，收入確認調整為按項目竣工後方可入帳。由於二○○五年上半年地產業務銷售的重點項目大部分為預售項目，竣工項目較少，所以確認為二○○五年上半年的物業銷售收入為276,530,000港元，而二○○四年同期根據完工百分比法確認物業銷售收入為1,108,000,000港元。物業租金收入較二○○四年同期增加21%至244,480,000港元，主要是本集團位於廣州市中心區的商用物業的租金水平及出租率上升所致。交通業務受惠於公路網絡的逐步完善及車流量的自然增長，二○○五年上半年營業額為204,006,000港元，較二○○四年同期增長7%。至於造紙業務，受國內龐大需求的帶動，銷售單價上升，二○○五年上半年營業額為616,670,000港元，較二○○四年同期增長10%。

同樣由於受銷售物業收入確認會計政策變化的影響，本集團二○○五年上半年毛利較去年同期下降35%至350,573,000港元。

由於本集團採取加強控制費用支出的措施，二○○五年上半年銷售及分銷開支下降13%至55,125,000港元；而一般及行政開支則受股權支付會計處理方法之新會計準則及對部分應收款項進行壞帳撥備的影響，二○○五年上半年本集團一般及行政開支上升38%至279,046,000港元。由於採納香港會計準則第40號，二○○五年上半年本集團投資物業評估升值662,539,000港元。

由於需攤銷完舊銀團五年期的貸款費用及二○○五年上半年息率較去年同期增加，令本集團二○○五年上半年財務成本增加51%至114,092,000港元。

本集團應佔聯營公司盈利於二○○五年上半年上升13%至103,008,000港元，主要是本集團交通業務旗下的虎門大橋和北環高速公路受惠於珠江三角洲地區經濟的持續增長，應佔稅後盈利和利息收入分別錄得24.1%和15%的增長。至於應佔共同控制實體盈利，由於北二環高速公路受京珠高速公路、廣惠高速公路和廣州新機場開通的影響，令本集團二○○五年上半年應佔共同控制實體盈利14,534,000港元，較去年同期大幅上升57倍。

未來策略及前景

二〇〇五年上半年，廣州市國內生產總值上升約11%，達2,103億元人民幣，經濟增長仍保持良好勢頭，高於全國平均9.5%的增長速度。於二〇〇四年下半年開始，中央政府實施了一系列經濟調控政策，以防止房地產業過熱。本集團相信中國的宏觀調控政策將令廣州市的房地產市場更加健康發展，而本集團在廣州市二十多年的豐富經驗將有助於本集團充分規避潛在政策風險，本集團將在執行既定年度策略的基礎之上，通過保持合理的開發及銷售節奏，加強對市場短期走勢的把握，以突現競爭優勢，謀求出眾的市場表現。期內，本集團在建中樓面面積約120萬平方米。在建的住宅項目主要有江南新苑、濱江怡苑、翠城花園、星匯雅苑及星匯晴軒，都是地處交通便利區域，加之新穎的設計風格，將為本集團帶來良好收益。主要的商業項目有以下幾項：越秀城市廣場，該廣場地處廣州市東風中路，總建築面積約10萬平方米，裙樓聚合金融機構、特色商業區和多功能高級商務會所、餐飲等商業設施。亞太世紀廣場緊臨廣州市標誌性建築中信廣場，總建築面積約22萬平方米，是超五星級酒店、甲級寫字樓、購物廣場及文化休閒中心相結合的大型綜合物業，預料將會是未來天河中心區的超級商業航母。維多利廣場上蓋塔樓，為兩棟寫字樓，寫字樓部分建築面積約9萬平方米，此項目配備了先進的智能化設施，預期領航廣州市未來頂級寫字樓市場。而地處廣州市傳統黃金商圈的越秀新都會廣場，總建築面積約8萬平方米，為地鐵口上蓋綜合商業物業。

展望未來，廣州市將加快發展物流、會展、金融、中介服務、文化等現代服務業，提升廣州市作為華南地區經濟中心的地位和作用。今年上半年廣州市實行了行政區域調整，為廣州市經濟的發展提供了有效空間，通過調整，各區的空間分割更為合理，有利於產業多樣化發展，從整體優化了廣州市的經濟佈局。特別是南沙單獨成立新區後，作為廣州市真正的臨海區域，以發展港口經濟、重化工業和機械工業為主，近期南沙人口發展目標為100萬人左右，其作為廣州市南部新經濟帶的作用隨著新區成立，將日益凸顯。本集團在南沙擁有大量的土地儲備，南沙的快速發展將使得本集團受益良多，目前本集團已經開發的南沙濱海花園一期、二期銷售勢頭良好就是其表現。收費公路及新聞紙業務也將獲得向上發展的空間。整體而言，本集團的業務與廣州市經濟的發展息息相關，也將成為上述發展的主要受惠者。本集團將持續加強自身競爭能力，繼續為股東帶來更佳回報。

董事會欣然宣佈，由本公司、本集團擁有95%權益之廣州市城市建設開發有限公司(「GCCD」)及擁有GCCD餘下5%權益之廣州市城市建設開發集團有限公司組成之聯合體已成功投得興建廣州市珠江新城雙塔之西塔(「該項目」)之權利，該項目擬結合酒店、會議設施、觀光、旅遊及商業等各功能。預期該項目將成為全廣州市最高之建築物。該項目之建築工程預期於本年度開展，並將於二〇〇九年峻工。本公司將於適當時候就該項目另行刊發公告。

業務回顧

受惠於出租物業評估升值，收費公路及新聞紙業務持續上升，截至二○○五年六月三十日止六個月，本集團股東應佔盈利增長19%至1.32億港元。但受地產業務會計政策改變的影響，期內本集團營業額下降至15.88億港元，較二○○四年同期減少30%。

地產業務

受發展中物業銷售收入確認會計政策變化的影響，本期賬面確認物業銷售收入大幅下降，但出租物業受惠於廣州市商業環境的日益改善，在租金水平及出租率不斷上升的同時，令出租物業估值整體上升。

期內，本集團物業銷售收入確認由完工進度法改為按項目竣工後方可入賬的方法，令本期賬面反映物業銷售樓面面積跌至2.5萬平方米，營業額為2.77億港元，與去年同期相比分別下降了83%及75%。

從去年開始，本集團對地產業務實施「住宅開發與商業地產經營並重」的策略，通過適當把商業地產做大，借助商業地產的輻射能力，使本集團出租物業收益穩步上升。本集團新推出的商業物業財富廣場及維多利廣場，定位明確，吸引了眾多跨國公司及優質商戶租用。如財富廣場的主要租戶中就有兩家全球十大的銀行，而一家廣州市著名的本地百貨公司進駐了維多利廣場經營分店。截至二○○五年六月三十日止六個月，本集團穗港兩地物業租金總收入為2.44億港元，較二○○四年同期上升21%。基於租金收入的增加，本集團物業評估升值6.63億港元。

其它業務：收費公路業務盈利顯著增長，造紙業務利潤穩步上升

期內，本集團收費公路業務實現營業額2.04億港元，較去年同期上升7%。期內，本集團在聯營公司應佔盈利1.03億港元，較去年同期增長了13%。尤其是共同控制實體北二環高速公路表現突出，受惠於周邊路網完善，令本集團二○○五年上半年應佔共同控制實體盈利1,453萬港元，較去年同期大幅上升57倍。

二○○五年上半年，國內新聞紙市場出現需求旺盛的景象，市場銷售價格節節上升，本集團造紙業務充分抓住有利時機，期內實現除税後盈利4,902萬港元，較去年同期增長了36%。此外，本集團加強企業自身內部管理，對生產工藝進行改造，大力壓縮人力成本及管理費用，進而增加企業利潤。

	未經審計 截至六月三十日止六個月	
	二〇〇五年 千港元	二〇〇四年 經重列 千港元
營業額	**1,588,191**	2,274,010
經營盈利	**685,780**	283,885
應佔盈利		
共同控制實體	**14,534**	252
聯營公司	**103,008**	91,343
股東應佔盈利	**132,434**	111,506
每股基本盈利	**2.08**港仙	1.77港仙
每股全面攤薄盈利	**2.05**港仙	1.73港仙

	二〇〇五年 六月三十日 千港元	二〇〇四年 十二月三十一日 經重列 千港元
總資產	**26,304,706**	24,476,520
總負債(包括少數股東權益)	**18,565,909**	17,486,152
股東權益	**7,738,797**	6,990,368
每股淨資產	**1.21**港元	1.10港元
總資本負債比率	**41%**	43%

目 錄

財務摘要	2
管理層論述及分析	3
業務回顧	
財務回顧	
簡明綜合中期賬目	
簡明綜合損益表	10
簡明綜合資產負債表	11
簡明綜合現金流量表	13
簡明綜合權益變動表	14
簡明綜合中期賬目附註	16
根據上市規則第13章作出之披露	51
其他資料	53
公司及股東關係資料	59
廣州市區主要房地產項目位置分佈圖	

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司



2005中期報告